As filed with the Securities and Exchange Commission on April 15, 2004
Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WPT Enterprises, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7812	61-1407231
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1041 North Formosa Avenue, Formosa Building, Suite 99

West Hollywood, California 90046
Telephone: (323) 850-2888
Facsimile: (323) 850-2870
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Steven Lipscomb

WPT Enterprises, Inc.
1041 North Formosa Avenue, Formosa Building, Suite 99
West Hollywood, California 90046
Telephone: (323) 850-2888
Facsimile: (323) 850-2870
(Name, Address, including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
Copies to:

Martin R. Rosenbaum, Esq. Alan M. Gilbert, Esq. Maslon Edelman Borman & Brand, LLP 90 South 7th Street, Suite 3300 Minneapolis, Minnesota 55402 Telephone: (612) 672-8200 Facsimile: (612) 672-8397	Girard P. Miller, Esq. Lindquist & Vennum P.L.L.P. 4200 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402 Telephone: (612) 371-3211 Facsimile: (612) 371-3207

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effect date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title Of Each Class Of	Aggregate	Amount of
Securities To Be Registered	Offering Price(1)	Registration Fee

Common stock, par value $.001 per share	$32,200,000	$4,079.74

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 15, 2004

PROSPECTUS

WPT Enterprises, Inc.

4,000,000 Shares

Common Stock

     This is a firm commitment initial public offering of common stock of WPT Enterprises, Inc. We are selling all of the shares of common stock being offered by means of this prospectus. Prior to this offering, there has been no public market for our common stock.

     We expect that the initial public offering price will be between $5.00 and $7.00 per share.

     We intend to apply to list our common stock on the Nasdaq National Market under the symbol “WPTE.”

     See “Risk Factors” beginning on page 4 to read about the risks that you should consider before buying any shares of our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to WPT Enterprises, Inc.	$	$

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

     The underwriter may also purchase up to 600,000 additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments.

The date of this Prospectus is                     , 2004.

WORLD POKER TOUR

WPT WORLD POKER TOUR

Wednesday Night is Poker Night

Watch the World Poker Tour
on Travel Channel every Wednesday 9 PM E/P

WORLD POKER TOUR

WPT FANS

WPT CONTROL ROOM

WPT CAM

WPT TROPHY

WPT Specials

WPT
Ladies' Night

WPT
Hollywood
HOME ★ GAME

NBC sports
WORLD POKER TOUR
BATTLE OF CHAMPIONS

WORLD POKER TOUR
Bad Boys of POKER

WPT is not affiliated with or endorsed by NBC Sports.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Our business, financial condition or results of operations may have changed since that date.

ASSUMPTIONS USED IN THIS PROSPECTUS

      Throughout this prospectus, our fiscal years ended December 29, 2002, December 28, 2003 and January 2, 2005 are referred to as fiscal years 2002, 2003 and 2004, respectively. Our fiscal year consists of 52 or 53 weeks and ends on the Sunday closest to December 31 of each year. Fiscal 2002 consisted of 44 weeks from and after our inception on March 1, 2002. Fiscal 2003 was a 52-week fiscal year and fiscal 2004 will be a 53-week fiscal year.

      Unless we indicate otherwise, all of the information in this prospectus assumes that the underwriter does not exercise its option to purchase up to 600,000 additional shares of our common stock within 45 days from the date of this prospectus to cover over-allotments.

      We are currently organized as a Delaware limited liability company named “World Poker Tour, LLC.” Prior to the effective date of the registration statement of which this prospectus is a part, we will be converted into a Delaware corporation named “WPT Enterprises, Inc.” Unless we indicate otherwise, all of the information in this prospectus assumes that (i) the conversion has been completed such that our authorized capital is as set forth under “Description of Capital Stock” on page 40, and (ii) all equity interests in World Poker Tour, LLC have been converted into common stock or options to purchase common stock in WPT Enterprises, Inc. as described in this prospectus. Pro forma balance sheet information as of December 28, 2003 reflects the conversion as described in Note 10 to the financial statements included in this prospectus.

      We have registered the trademark “World Poker Tour” with the U.S. Patent and Trademark Office as it relates to entertainment services and have registrations pending for this mark in multiple other classifications. In addition, we have U.S. federal trademark applications pending for the following marks: “WPT and Design,” “World Poker Tour and Design,” “Battle of Champions,” “The Great American Card Game Has Finally Found a Home,” “World Poker Tour Management,” “WPT Management,” “WPT Cam,” “Poker Walk of Fame,” “World Blackjack Tour,” “World Backgammon Tour,” “World Baccarat Tour,” “Poker Tour of Champions,” “Get Into The Game,” “The Name of the Game is No Limit Texas Hold ‘Em,” “Latin American Poker Tour,” “Asian Poker Tour,” “Ladies’ Night,” “Hollywood Home Game,” “A Chip and a Chair” and “Shuffle Up and Deal.” We have trademark applications pending for “World Poker Tour,” “World Poker Tour WPT & Design” and “World Poker Tour & Design” in multiple classifications in the European Union and Canada. We also have registered the following Internet domain names: www.worldpokertour.com; www.worldpokertour.net; and www.worldpokertour.biz. This prospectus also contains trademarks of companies other than World Poker Tour, LLC and WPT Enterprises, Inc.

PROSPECTUS SUMMARY

      This summary highlights certain information found in greater detail elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including our financial statements and the related notes and the risks of investing in our common stock discussed under “Risk Factors” before making an investment decision. In addition, this prospectus makes summaries of other documents. We also urge you to review the complete documents rather than rely on the summaries. All references in this prospectus to “WPT Enterprises,” “we,” “us,” “our company” or “our” refer to WPT Enterprises, Inc. All references to the “World Poker Tour” refer to the circuit of poker tournaments that are affiliated under the World Poker Tour name. Depending upon the context in which it is used, the “World Poker Tour” may also refer to the television series based on the World Poker Tour circuit of tournaments or the World Poker Tour brand in general.

WPT Enterprises, Inc.

      WPT Enterprises, Inc. is a media and entertainment company principally engaged in the development, production and marketing of gaming themed televised programming, the licensing and sale of branded consumer products and sale of corporate sponsorships. We plan to create gaming themed entertainment concepts and build these concepts into highly-recognizable brands from which we can generate revenues through license fees, retail sales, corporate sponsorships and other sources.

      To date, our operations have primarily revolved around the creation of the World Poker Tour, a circuit of previously-established high-stakes poker tournaments that we have affiliated under the “World Poker Tour” name, as well as the World Poker Tour television series that we produce. World Poker Tour tournaments are located in prestigious casinos and poker rooms. There are currently 14 tournaments on the circuit, culminating in the WPT Championship at Bellagio, Las Vegas, Nevada, that includes the winners of the previous tournaments. These tournaments have attracted well known and established professional and amateur poker players on the poker circuit. We also make these tournaments accessible to the mainstream poker player by partnering with casinos and poker rooms which host “satellite” and “super satellite” poker tournaments in which the winner or winners may ultimately earn the right to participate in our main events. At our main events, we film the final table of participants competing for some of the poker world’s largest tournament prize pools. We then package this footage into two hour episodes which are broadcast to both domestic and international television audiences. See “Our Existing Brand — The World Poker Tour”.

      The World Poker Tour brand has gained recognition primarily through the telecast of World Poker Tour’s inaugural season, which was exhibited on the Travel Channel during the spring and summer of 2003. During this time, the series has become the highest rated program on the Travel Channel. Season Two of the World Poker Tour is currently in production and its season opening “tour stop” was exhibited on the Travel Channel on March 3, 2004. Season Two will consist of 13 regular two hour episodes, the two hour WPT Championship, seven special episodes and up to three additional special episodes, with a new episode being exhibited each week through June 2004.

      Based on the popularity of the World Poker Tour television series, we are developing and marketing the World Poker Tour brand in order to generate revenue from three business units: WPT Studios, WPT Consumer Products and WPT Corporate Alliances.

      WPT Studios. Through its televised entertainment business, WPT Studios generates revenue through the domestic and international licensing of broadcast rights, membership fees from casinos and cardrooms that host the televised World Poker Tour events.

      WPT Consumer Products. Through its branded consumer products business, WPT Consumer Products generates revenue through the licensing and direct sale of merchandise that features our World Poker Tour brand.

      WPT Corporate Alliances. Through its corporate promotional business, WPT Corporate Alliances generates revenue through sales of corporate sponsorships that include elements of on-air visibility, corporate live event sponsorship, promotional sponsorships and corporate hospitality events.

      Other Businesses. In addition to these core businesses, we plan to expand the mainstream potential of the World Poker Tour brand in both domestic and international markets by developing new programming, continuing to develop our Internet programs as an entertainment and advertising platform and exploring new business opportunities that leverage the popularity of the World Poker Tour brand.

      Our plan is to apply this business model to create new brands for gaming themed entertainment concepts, with our ultimate objective to be the leading media and entertainment company specializing in the development and marketing of premier brands based on gaming themed entertainment.

      Our Address. Our executive offices are located at 1041 North Formosa Avenue, Formosa Building, Suite 99, West Hollywood, California, 90046 and our telephone number is (323) 850-2888. We are located on the Internet at www.worldpokertour.com. None of the information on our website is part of this prospectus.

The Offering

Common stock offered	4,000,000 shares

Common stock outstanding before the offering(1)	14,880,000 shares

Common stock outstanding after the offering(1)(2)	18,880,000 shares

Use of Proceeds	Working capital, capital expenditures, repayment of outstanding indebtedness to our parent company and general corporate purposes

Nasdaq National Market symbol	WPTE(3)

(1)	Excludes an aggregate of 3,120,000 shares of our common stock currently reserved for issuance under our 2004 Stock Incentive Plan, of which 1,120,000 shares are subject to outstanding options, with a nominal per share exercise price, which options are held by Audrey Kania, Robyn Moder, Mike Sexton and Linda Johnson each of whom is an employee or consultant of ours.

(2)	Excludes up to 600,000 shares to be sold by us if the underwriter exercises its over-allotment option in full, as described under “Underwriting.”

(3)	We will apply to list our common stock on the Nasdaq National Market under this symbol.

Summary Historical and Pro Forma Financial Data

      The following tables summarize financial and operating data set forth in more detail in the financial statements at the end of this prospectus. This data should be read together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Statement Of Operations Data:

	Period from
	Inception
	(March 1, 2002)
	to December 29,	Year Ended
	2002	December 28, 2003

Revenues	$—	$4,259,509

Gross Margin	(1,004,139)	1,572,837
Expenses:
Selling and Administrative	1,048,864	1,817,025
Depreciation	51,098	107,145

Loss From Operations	(2,104,101)	(351,333)
Interest Expense	39,997	141,881

Net Loss	$(2,144,098)	$(493,214)

Pro Forma net loss per common share basic and diluted (unaudited)		$(0.03)

Pro Forma weighted average common shares outstanding — basic and diluted (unaudited)		14,880,000

Balance Sheet Data:

	December 29, 2002	December 28, 2003

Current Assets	$12,017	$2,434,600
Total Assets	162,962	2,546,281
Current Liabilities	374,197	1,286,355
Note Payable to Parent	1,819,937	3,428,887
Members’ Deficit	(2,031,172)	(2,168,961)

RISK FACTORS

      Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

We have a short operating history with respect to our current and proposed businesses, so it will be difficult for investors to predict our future success.

      Prior to this offering, substantially all of our current businesses were conducted as World Poker Tour, LLC, a privately held limited liability company formed in March of 2002. Although we have successfully produced and distributed our television programming to this point, the development of our branding and licensing businesses has only recently begun and will require ramp-up time and investment of resources before producing significant operating profits for us, if any. We should therefore be considered an early-stage company with only a limited operating history for potential investors to consider.

Our television production business is subject to a number of uncertainties which could adversely affect our business.

      Our television production of the World Poker Tour tournaments, which have generated the vast majority of our revenues to date, is subject to a number of uncertainties. Our business and financial condition could be adversely affected by:

•	Termination or impairment of our relationship with the Travel Channel.

We have entered into agreements with the Travel Channel, LLC pursuant to which we have granted it an exclusive license to broadcast and telecast our programs on television in the United States during Season Two of our televised programming and options to acquire licenses for episodes comprising each of the Seasons Three through Seven. Since our agreement with the Travel Channel provided us with approximately 90% of our fiscal 2003 revenues and continues to be our most significant source of revenue to date, our failure to maintain or replace this agreement with a comparable license agreement prior to the material growth of other revenue streams (for example, from the sale of branded merchandise) would have a material adverse effect on our financial condition and our results of operations and cash flow. Even following the growth of other revenue streams, our failure to maintain a license agreement would be detrimental to the viability of the World Poker Tour brand and, consequently, would have a material adverse effect on our business, and prospects, financial condition, results of operations or cash flow. In either situation, the price of our common stock would be adversely affected.

•	The fact that we do not have final edit rights with respect to the World Poker Tour programs.

As is customary in most production agreements with television networks, the Travel Channel retains final edit rights over the World Poker Tour programs that we produce. If the Travel Channel exercises these rights in a manner that diminishes the quality of our programs or negatively affects relationships that are important to our programming, including those with the casinos hosting the poker tournaments at which we film our shows, its actions could have a material adverse effect on our business, prospects, financial condition, results of operations or cash flow and, ultimately, the price of our common stock. Pursuant to its final editing rights, and based on the uncertain regulatory environment surrounding the marketing and promotion of Internet-based casinos and cardrooms to viewers in the United States, the Travel Channel has indicated that it will likely not display the logo of the three Internet cardrooms that host World Poker Tour tournaments. This may result in these hosts withdrawing their events from our tournament lineup, potentially jeopardizing our production schedule.

•	Failure of our television programming to maintain a sufficient audience.

Television production is a speculative business because revenues and income derived from television depend primarily upon the continued acceptance of that programming by the public, which is difficult to predict. Public acceptance of particular programming is dependent upon, among other things, the quality of the programming, the strength of networks on which the programming is broadcast, the promotion and scheduling of the programming and the quality and acceptance of competing television programming and other sources of entertainment and information. Popularity of programming can also be negatively impacted by excessive broadcasting or telecasting of the programming beyond viewers’ saturation thresholds. Under our agreements with the Travel Channel, the Travel Channel may show unlimited repeats of our episodes during the term of its license.

The Travel Channel has options to obtain exclusive Unites States broadcast rights to the World Poker Tour television series through its Season Seven, which will not be completed until 2009. The license fees we receive pursuant to our agreement with the Travel Channel increase at a prescribed rate for each new season of the World Poker Tour. As a result, obtaining high ratings will not affect the amount of broadcast license fees we will receive from the Travel Channel during the term of the agreement. If the World Poker Tour television series is unable to maintain high ratings throughout the term of the Travel Channel agreement, the Travel Channel may choose not to exercise its options on the series, in which event we may be unable to negotiate United States broadcast license agreements on terms that are favorable to us, or at all.

•	Adverse trends in the television production business generally.

Television revenues and income may also be affected by a number of other factors, most of which are not within our control. These factors include a general decline in broadcast television viewers, pricing pressure in the television advertising industry, strength of the stations on which our programming is broadcast, general economic conditions, increases in production costs, availability of other forms of entertainment and leisure time activities and other factors. All of these factors may quickly change, and these changes cannot be predicted with certainty. Our future licensing opportunities may also be adversely affected by these changes. Accordingly, if any of these changes were to occur, the revenues and income we generate from television programming could decline.

•	Increases in cost of resources required to produce television programming.

The production and marketing of television programming requires substantial resources and expenditures. In recent years, increases in production and marketing costs have often outpaced increases in licensing fees. If these trends continue, increases in the costs incurred in connection with the production of our programs could outpace increases in the license fees that we receive, resulting in an adverse effect on the income we generate from television production.

Our success depends on our brands, and if the value of our brands were to diminish, our business would be adversely affected.

      Our success depends on our brands, consisting of a portfolio of trademarks, service marks, copyrighted materials, trade names and other intellectual property rights. Our business would be adversely affected if:

•	Our licensees were to diminish the quality of our brands.

We have entered into an agreement with Brandgenuity LLC, to seek licensing opportunities for our brands. While specific contractual provisions require that the licensees brought to us by Brandgenuity maintain the quality of our brands, we cannot be certain that our licensees, or their manufacturers and distributors, will honor their contractual obligations or that they will not take other actions that will diminish the value of our brand name prior to our ability to detect and prevent any such actions.

•	We were unable to adequately protect our brand name and other intellectual property rights.

We are susceptible to others imitating our television show concepts and other products and infringing our intellectual property rights. Although we have and will continue to aggressively pursue anyone we reasonably believe is infringing upon our intellectual property rights, we may not be able to successfully protect our intellectual property rights, upon which we are materially dependent. In addition, the laws of certain foreign countries do not always protect intellectual property rights to the same extent as the laws of the United States. Imitation of our television show concepts and other products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues.

We currently have two patents pending before the U.S. Patent and Trademark Office which relate to a specially designed poker table that uses integral lighting and the production and exhibition of card games in a video format. If we are denied these patents, we may be unable to prevent our competitors from imitating our programming by utilizing our process and exhibition methods. The use of this process and exhibition methods by other poker-related television programs may lead to increased competition for our target audiences and reduced ratings for the World Poker Tour television series. This would have a negative impact on the World Poker Tour brand’s visibility, jeopardize our ability to create revenue based on the brand’s recognition, thereby adversely affecting our results of operations, financial condition and the price of our common stock.

Termination or impairment of our relationships with key licensing and strategic partners could adversely affect our revenues and results of operations.

      We have developed relationships with key strategic partners in many areas of our business, including poker tournament event sponsorship, merchandise licensing, corporate sponsorship and international distribution. We hope to derive significant income from our licensing arrangements and our agreements with our strategic partners is vital to finding these licensing arrangements. If we were to fail to manage our existing licensing relationships, this failure could have a material adverse affect on our financial condition and results of operations. We would also be materially adversely affected if we were to lose our rights under any of our other key contracts or if the counterparty to any of these contracts were to breach its obligations to us. We rely heavily on a limited number of contracts under which third parties provide us with services vital to our business. These agreements include:

•	our agreements with the casinos that host the tournaments recorded by us for the production of the World Poker Tour television programs, which govern our rights to film the World Poker Tour series of tournaments on location at these casino venues;

•	our agreement with Brandgenuity LLC, pursuant to which it negotiates third party consumer product licensing agreements;

•	our agreement with Gilco Sports & Entertainment Marketing, LLC, pursuant to which they seek corporate sponsorship for World Poker Tour events; and

•	our agreement with Alfred Haber Distribution, Inc., pursuant to which it identifies potential licensees and negotiates licenses to broadcast the World Poker Tour television programs on television networks outside of the United States.

      If our relationship with any of these or certain other third parties were to be interrupted, or the services provided by any of these third parties were to be delayed or deteriorate for any reason, our business could be materially adversely affected.

      In addition, while we have significant control over our licensed products and advertising, we do not have operational and financial control over our strategic partners and the third parties that provide us with support services, and have limited influence with respect to the manner in which they conduct their businesses. If any of these strategic partners were to experience a significant downturn in their businesses or were otherwise unable to honor their obligations to us, our business could be disrupted and be materially adversely affected.

The loss of the services of Steven Lipscomb or other key employees, or failure to attract key individuals, would materially and adversely affect our business.

      We are highly dependent the services of Steven Lipscomb, who served as our Chief Executive Officer from our inception until February 25, 2004, is the creator and Executive Producer of the World Poker Tour television series and currently serves as our President. Although we have entered into a letter agreement with Mr. Lipscomb that outlines the terms of a three year employment arrangement that will run through December 29, 2006, Mr. Lipscomb may elect to diminish the level of his involvement with us or terminate his employment altogether prior to the expiration of this three year term. Such an election would have a material adverse effect on our business operations and negatively impact the market price of our common stock.

      Our continued success also is dependent upon retention of other key management executives, who have been instrumental in our success thus far, and upon our ability to attract and retain other highly capable and creative individuals. The loss of some of our senior executives, or an inability to attract or retain other key individuals, could materially adversely affect us. Growth in our business is dependent, to a large degree, on our ability to retain and attract such employees. We seek to compensate and incentivize our key executives, as well as other employees, through competitive salaries, stock ownership and bonus plans, but we can make no assurance that these programs will allow us to retain key employees or hire new employees.

The failure to hire corporate development executives and/or loss of the services of our on-air talent may materially adversely affect our business.

      Our continued success is dependent upon hiring and retaining employees to assist us in our corporate development strategy and to further our branding and licensing efforts. An inability to attract or retain such individuals could materially adversely affect our growth. In addition, future success may also be affected by the potential need to replace our key on-air talent at an inopportune time (such as midway through the tapings of a season of the World Poker Tour television programs).

A decline in general economic conditions or the popularity of our brand of televised poker tournaments could adversely impact our business.

      Because our operations are affected by general economic conditions and consumer tastes, our future success is unpredictable. The demand for entertainment and leisure activities tends to be highly sensitive to consumers’ disposable incomes, and thus a decline in general economic conditions could, in turn, have a material adverse effect on our business, operating results and financial condition and the price of our common stock. An economic decline could also adversely affect our corporate sponsorship business, sales of our branded merchandise and other aspects of our business.

      The continued popularity of our brand of entertainment is vital in maintaining the ability to leverage the brand and develop products and/or services that appeal to our target audiences, which, in turn, is important to our long-term results of operations. Public tastes are unpredictable and subject to change and may be affected by changes in the country’s political and social climate. A change in public tastes could have a material adverse effect on our business, operating results and financial condition and the price of our common stock.

A change in political or social climate regarding gaming and poker could adversely affect our business.

      Although the popularity of poker in particular and gaming in general have recently been growing in the United States and abroad, gaming has historically experienced backlash from various constituencies and communities. A change in the political and/or social climate in the United States or abroad regarding gaming and/or poker, including more restrictive regulations, could have a material adverse effect on our business, operating results and financial condition and the price of our common stock.

The status of U.S. and international law may negatively affect the legality of Internet-based casinos and cardrooms, which could adversely affect our business.

      The legal status of Internet-based casinos and cardrooms is currently unclear under U.S. law and under the laws of other countries. Legislators in both the U.S. and abroad may make the operation or use of Internet-based casinos and cardrooms illegal. Based on the uncertain regulatory environment surrounding the marketing and promotion of Internet-based casinos and cardrooms to viewers in the United States, the Travel Channel (which has final edit rights to the shows that it telecasts) has indicated it will likely not display the names or logos of Internet-based casinos and cardrooms in its telecasts. As a result, the three Internet cardrooms that are hosting events featured in the current season of the World Poker Tour may decide to withdraw from the World Poker Tour, which would force us to replace the tournaments hosted by these virtual venues with other events. Although we believe that we can replace these tournaments without jeopardizing our production schedule, we may not ultimately be able to do so. If our production schedule is jeopardized, it could have an adverse effect on our operating results during the applicable season and, potentially, the price of our common stock.

We will face a variety of risks as we expand into new or complementary businesses in the future.

      Our core operations have consisted of marketing, promoting and licensing our televised entertainment and selling, or licensing to sell, our branded merchandise. Our current strategic objectives include not only further developing and enhancing our existing business but also entering into new or complementary businesses, such as expansion of our current business operations into Europe and other international markets. We are also exploring other opportunities to leverage the World Poker Tour brand, including the potential development of radio programming, book and magazine publishing, creating feature length films for television or theatrical release, television network development, among others. The following risks associated with expanding into new or complementary businesses by investment, licensing, acquisition, strategic alliance, co-production or other arrangements could have a material adverse effect on our business, operating results and financial condition and the price of our common stock:

•	potential diversion of management’s attention and resources from our existing business and an inability to recruit or develop the necessary management resources to manage new businesses;

•	unanticipated liabilities or contingencies from new or complementary businesses or ventures;

•	reduced earnings due to increased goodwill amortization, increased interest costs and additional costs related to the integration of acquisitions including potential dilution to stockholders;

•	potential reallocations of resources due to the growing complexity of our business and strategy;

•	competition from companies then engaged in the new or complementary businesses that we are entering;

•	possible additional regulatory requirements and compliance costs;

•	dilution of our stockholders’ percentage ownership and/or an increase of our leverage when issuing equity or convertible debt securities or incurring debt; and

•	potential unavailability on acceptable terms, or at all, of additional financing necessary for expansion.

The television entertainment market in which we operate is highly competitive, and competitors with greater financial resources or marketplace presence may enter our market to our detriment.

      We compete with other poker-related television programming, including ESPN’s broadcasting coverage of the World Series of Poker, Fox Sports Net’s broadcasting of the Late Night Poker television show and Bravo’s broadcasting of the Celebrity Poker Showdown. Our programming also competes for broadcast audiences and advertising revenue with broadcasts of mainstream professional and amateur sports as well as other entertainment and leisure activities. These competing programs and activities, and brands that may result therefrom, may decrease the popularity of the World Poker Tour series and dilute the World Poker Tour brand. This would adversely affect our operating results and financial condition and, ultimately, the price of our common stock.

      We have entered into written agreements with all but one of the casinos and cardrooms (our “member casinos”) that host the events (one of our international member casinos currently participates under an unwritten arrangement). These written agreements are for a term of five years and provide us with a unilateral option to renew for an additional five years (this option is bilateral for certain of our member casinos). However, in each year after its first year of participation, the member casino may elect to withdraw its tournament from the World Poker Tour lineup and terminate the agreement by giving us notice by a specified date or, if earlier, a specified length of time (generally four to six months) before the date of the tournament. While the agreement is in effect and for varying periods of time thereafter, the member casino is prohibited from televising the tournament itself, permitting any third party to televise the tournament, or licensing its name, trademarks, or likeness to any other party in conjunction with the broadcast of a poker tournament. If a significant number of these casinos were to terminate the agreements and/or allow a competing company to broadcast their tournaments in violation of these restrictions or after their expiration, this could result in a decline in our future broadcast audiences, which in turn would lead to declines in the performance and success of our other lines of business.

We have never operated as a public company, and the obligations incident to being a public company will require additional expenditures.

      Prior to this offering, we have never been a public company, and we expect that the obligations of being a public company, including substantial public reporting and investor relations obligations, will require significant additional expenditures, place additional demands on our management and will require the hiring of additional personnel. Prior to the offering, Lakes Entertainment, Inc., our majority shareholder through a wholly-owned subsidiary, provided a significant amount of financial reporting support for us. We will need to implement additional systems in order to adequately function as an independent public company. Such expenditures could adversely affect our financial condition and results of operations.

We may not be able to effectively manage our growth.

      Our expected growth will require significant additional investment in personnel, systems and related capital expenditures, and we may not be able to recruit adequate personnel, implement new systems or invest in capital expenditures in a timely and effective manner. If we fail to effectively manage and continue this growth, we may not be able to achieve profitability.

Our proposed expansion into foreign markets will subject us to additional business risks.

      We intend to expand our business in foreign markets, including international distribution of our U.S. broadcasts, creating additional poker tours in foreign countries, and distributing branded merchandise in foreign countries. Our international operations could be adversely affected by changes in political and economic conditions, trade protection measures and changes in regulatory requirements that restrict the sales of our products or increase our costs of foreign production or other costs. Also, changes in exchange rates between the U.S. dollar and other currencies could potentially result in increases or decreases in our costs and earnings.

Our management has broad discretion over the use of proceeds from the offering.

      The net proceeds of the offering are estimated to be approximately $      million after deducting the estimated underwriting discount and offering expenses. Management will retain broad discretion as to the use and allocation of these net proceeds. Accordingly, our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds.

Lakes Entertainment, Inc. will remain the majority shareholder of the company following the offering and will be able to effectively control our management and operations.

      Following this offering, Lakes Entertainment, Inc. through its wholly-owned subsidiary, Lakes Poker Tour, LLC, will own 12,480,000 shares of our outstanding common stock, representing approximately 66% of our voting power. Lakes Entertainment, together with our directors and executive officers, will beneficially own 15,280,000 shares of our common stock, which will represent 79.2% of our voting power after the offering. As a result, Lakes Entertainment, Inc., either alone or together with our directors and executive officers, will have the ability to control our management and affairs through the election and removal of our entire Board of Directors and will control the outcome of all matters requiring stockholder approval, including the future merger, consolidation or sale of all or substantially all of our assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our stockholders. As a result, the return on your investment in our common stock through the market price of our common stock or ultimate sale of our business could be adversely affected.

Our board of directors’ ability to issue undesignated preferred stock and the existence of anti-takeover provisions may depress the value of our common stock.

      Our authorized capital includes 20 million shares of undesignated preferred stock. Our board of directors has the power to issue any or all of the shares of preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking stockholder approval, subject to certain limitations on this power under Nasdaq listing requirements. Further, as a Delaware corporation, we are subject to provisions of the Delaware General Corporation Law regarding “business combinations.” We may, in the future, consider adopting additional anti-takeover measures. The authority of our board to issue undesignated stock and the anti-takeover provisions of Delaware law, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the company not approved by our board of directors. As a result, our stockholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price, voting and other rights of the holders of common stock may also be affected.

Since our common stock has not been publicly traded before this offering, the price of our stock may be subject to wide fluctuations.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price has been, due to our lack of operating history, arbitrarily determined based on negotiations between the underwriter and us. The market price of our common stock after the offering will likely vary from the initial offering price and is likely to be highly volatile and subject to wide fluctuations in response to the following factors, all of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property and other proprietary rights;

•	announcements by third parties of significant claims or proceedings against us;

•	future sales of our common stock; and

•	stock market price and volume fluctuations.

You will experience immediate and substantial dilution.

      The initial public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution. The dilution will be $           per share in net tangible book value of common stock from the initial public offering price, and $           per share if the underwriters exercise their option to purchase additional shares. If outstanding options to purchase shares of common stock are exercised, there would be further dilution. See “Dilution” and “Management.”

A substantial number of shares will be eligible for future sale by our current stockholders, and the sale of those shares could adversely affect our stock price.

      Upon completion of the offering, our current stockholders will own approximately 79% of the outstanding shares of our common stock (76% if the underwriters’ over-allotment option is exercised in full), and designated key employees, consultants and on-air talent will have the right to purchase approximately 6% of the outstanding shares of our common stock through the exercise of immediately exercisable options (on a diluted basis that assumes such exercise). We, our directors, executive officers, certain other officers and stockholders have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act with respect to, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to, any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Feltl and Company. After the expiration of a 180-day “lock-up” period, those stockholders and optionholders will be entitled to dispose of their shares upon compliance with applicable securities laws. We cannot predict the effect, if any, that future sales of these shares or the availability of those shares for future sale will have on the market price of our common stock. Sales of substantial amounts of those shares or the perception that such sales could occur after the expiration of such 180-day period may adversely affect the prevailing market price of our common stock. These factors could also make it more difficult to raise funds through future offerings of common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements made in this prospectus are forward-looking statements. These forward-looking statements are based upon our current expectations and projections about future events. When used in this prospectus, the words “believe,” “anticipate,” “intend,” “estimate,” “expect” and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. The forward-looking statements in this prospectus are primarily located in the material set forth under the headings “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” but are found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

      Specific factors that might cause actual results to differ from our expectations or may affect the value of the common stock, include, but are not limited to:

•	our short operating history with respect to our current businesses;

•	uncertainties relating to our television production business, including, but not limited to, a decision by the Travel Channel not to exercise its options to license future seasons of the World Poker Tour, a decline in the audience watching our television programming or television generally, or an increase in the resources needed to produce our programming;

•	our inability to increase the value of our brands and protect our brand names;

•	the termination or impairment of our relationships with our key licensing and strategic partners;

•	our inability to compete successfully with current or future competitors within our industry;

•	our inability to retain Steven Lipscomb or other key employees;

•	a decline in general economic conditions or an adverse change in the political or social climate regarding gaming in general and, specifically, poker; and

•	our failure to successfully expand into new and complimentary businesses in the future.

      Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering will be approximately $           million, after deducting approximately $           million in estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriter exercises its over-allotment option in full, then we estimate that the net proceeds to us from this offering will be approximately $           million.

      We intend to use the net proceeds to us from this offering for working capital for our operations, capital expenditures, repayment of any remaining balance on our promissory note to Lakes Poker Tour, LLC, a subsidiary of our Parent, Lakes Entertainment, Inc., and for general corporate purposes as follows:

•	Most of the proceeds of the offering will be used for operating expenses related to the expansion of our media and other businesses and for general corporate purposes. We expect that the majority of these expenses will be for production costs, professional fees and payroll.

•	We may use a portion of the proceeds for capital equipment, including studio production equipment, editing equipment for video production and other electronic equipment.

•	We intend to pay any remaining principal and interest balance of our promissory note to Lakes Poker Tour, LLC, our majority stockholder, with the proceeds. The note payable accrues interest quarterly at a rate of 6.20% and is due on March 4, 2005. As of April 4, 2004, the principal and interest balance of the note was $626,841.

      Our management will have broad discretion in applying the net proceeds. We believe the proceeds of the offering, along with anticipated revenues, will be sufficient to support our operations for at least the next 12 months and into the foreseeable future. Until we use the net proceeds of the offering, we intend to invest them in short term, interest-bearing securities.

DIVIDEND POLICY

      We have not paid any dividends in the past and currently do not expect to pay cash dividends or make any other distributions in the future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Lakes Entertainment, Inc., the entity that owns a majority of our common stock through a wholly-owned subsidiary, is required to indemnify Grand Casinos, Inc., a subsidiary of Caesars Entertainment, Inc., for certain specified liabilities until December 28, 2004. During this time, Lakes is contractually prohibited from declaring or paying dividends or other distributions on its equity interests or the equity interests of its subsidiaries, including us. Subject to the foregoing dividend restriction, the payment of cash dividends in the future, if any, will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

CAPITALIZATION

      The following table sets forth our capitalization as of December 28, 2003, on a pro forma basis to reflect the conversion of World Poker Tour, LLC into a corporation and as adjusted to reflect this offering and the application of the net proceeds of this offering as described under “Use of Proceeds.”

      You should read this information in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes appearing elsewhere in this prospectus.

      The table below does not reflect an aggregate of 3,120,000 shares of common stock available as of the date of this prospectus for future issuance under our 2004 Stock Incentive Plan, which amount includes 1,120,000 shares issuable upon stock options with a nominal per share exercise price that are outstanding as of December 28, 2003. These options are held by Audrey Kania, Robyn Moder, Mike Sexton and Linda Johnson, all of whom are World Poker Tour employees or consultants.

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(Unaudited)
	(In thousands, except share data)
Cash and Cash Equivalents
Note Payable to Parent	$3,428,887	$3,428,887	$

Stockholders’ Equity
Class A Units — par value of $1.28 Authorized 93,000 units; 93,000 issued and outstanding	119,200	0
Class B Units — par value of $1.28 Authorized 7,000 units; 0 issued and outstanding	0	0
Preferred Stock, $.001 par value
Authorized 20,000,000 shares; 0 issued and outstanding on a pro forma basis
Common Stock, $.001 par value —
Authorized 100,000,000 shares; 14,880,000 issued and outstanding on a pro forma basis, 18,880,000 as adjusted	0	14,880
Additional paid in capital	360,833	465,153
Accumulated Deficit	(2,637,312)	(2,637,312)
Deferred compensation	(11,682)	(11,682)

Total Stockholders’ Deficit	(2,168,961)	(2,168,961)

Total capitalization	$1,259,926	$1,259,926	$

DILUTION

      As of December 28, 2003, our net tangible book value was $(2,168,961), or $(0.15) per share of common stock assuming our conversion into a Delaware corporation. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock on a pro forma basis. Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering. After giving effect to the sale of 4,000,000 shares of common stock in this offering at the offering price of $                     per share, and after deducting underwriting discounts and commissions and estimated offering expenses, but without adjusting for any other change in our pro forma net tangible book value subsequent to December 28, 2003, our pro forma net tangible book value would have been $                     per share. This represents an immediate increase in pro forma net tangible book value of $                     per share to our existing stockholders and immediate dilution of $                     per share to new investors purchasing shares at the public offering price. The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of December 28, 2003:

Public Offering Price		$
Pro forma net tangible book value before offering	$
Increase in pro forma net tangible book value attributable to new investors	$
Pro forma net tangible book value after offering		$
Dilution in pro forma net tangible book value to new investors		$

      The following table sets forth as of December 28, 2003, the number of shares of Common Stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors at the public offering price of $                    .

			Total Cash
	Shares Purchased		Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing Stockholders	14,880,000	78.8	$100,000		$.007
New Investors	4,000,000	21.2

      The discussion and tables above assume no exercise of outstanding stock options. As of December 28, 2003, there were 1,120,000 shares of common stock issuable upon the exercise of outstanding stock options with a nominal per share exercise price per share (which are held by Audrey Kania, Robyn Moder, Mike Sexton and Linda Johnson), and 2,000,000 additional shares available for future grant or issuance under our 2004 Stock Incentive Plan. To the extent the options are exercised, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

      The following selected financial data as of December 29, 2002 and December 28, 2003 and for the periods then ended have been derived from our audited financial statements. The pro forma statement of operations data reflect the conversion of World Poker Tour, LLC into a Delaware corporation named WPT Enterprises, Inc. The selected financial data set forth below should be read together with the financial statements and the related notes to those financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

Statements Of Operations Data:

	Period from
	Inception
	(March 1, 2002)	Year Ended
	to December 29, 2002	December 28, 2003

Revenues		$4,259,509

Gross Margin	$(1,004,139)	1,572,837
Expenses:
Selling and Administrative	1,048,864	1,817,025
Depreciation	51,098	107,145

Loss From Operations	(2,104,101)	(351,333)
Interest Expense	39,997	141,881

Net Loss	$(2,144,098)	$(493,214)

Pro Forma Net Loss per Common Share — Basic and Diluted (unaudited)		$(0.03)

Pro Forma Weighted Average Common Shares Outstanding — Basic and Diluted (unaudited)		14,880,000

Balance Sheet Data:

	December 29,	December 28,
	2002	2003

Current Assets	$12,017	$2,434,600
Total Assets	$162,962	$2,546,281
Current Liabilities	374,197	1,286,355
Note Payable to Parent	1,819,937	3,428,887

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

      WPT Enterprises, Inc. is a media and entertainment company principally engaged in the development, production and marketing of televised programming and the licensing and sale of branded consumer products and corporate sponsorships featuring our World Poker Tour brand. Our principal business is the filming, production and licensing of the “World Poker Tour” televised series of previously-established high-stakes poker tournaments. The World Poker Tour’s inaugural season premiered on the Travel Channel during the spring of 2003 and closed with a special episode that aired on NBC on Super Bowl Sunday in February 2004. Broadcasts of our second World Poker Tour season began on the Travel Channel in March 2004 and we expect the production of all of the episodes in Season Two to be completed in April 2004, with the initial broadcast of all Season Two episodes to conclude by June 30, 2004.

      We are expanding into an integrated media and entertainment company that conducts business through three business units:

•	WPT Studios, a televised entertainment division.

•	WPT Consumer Products, a branded consumer products division.

•	WPT Corporate Alliances, a sponsorship and event management division.

WPT Studios

      Our televised entertainment division generates revenue through the domestic and international licensing of broadcast rights, corporate sponsorships and casino memberships, each in connection with the development, production and marketing of television programming. Substantially all of our revenues to date have resulted from our production of the World Poker Tour series and licensing of the episodes to the Travel Channel for distribution in the United States, and casino membership fees. Under our agreement with the Travel Channel, the Travel Channel pays fixed license fees to us for each episode we produce, payable at various times during the production and post-production process. The Travel Channel has successive one year options to broadcast the episodes from the next five seasons in the United States and has exercised in writing its option for Season Three of the series, which will be the first of the five seasons subject to this option. The per-episode license fees increase by a fixed percentage in each year that the Travel Channel exercises its option. For the episodes in each season, the Travel Channel receives rights to broadcast the episodes an unlimited number of times on the Travel Channel or other Discovery Channel networks in the United States for a period of four years (three years in the case of the episodes from the first season).

      Under our agreement with the Travel Channel, we have retained worldwide television rights to broadcast the episodes outside the United States and the right to pursue other business activities related to the World Poker Tour events and brand described below. After we receive a specified level of revenues, the Travel Channel has rights to participate in a percentage of our adjusted gross revenues from international television licenses, DVD and home video sales, merchandising and publishing activities and institutional and transportation sales (that is, sales to airplanes, trains, libraries, etc.). Adjusted gross revenues are defined as gross revenues after refunds, returns, credits and similar adjustments, reduced by certain of our distribution fees and third party distribution expenses.

      We also generate revenues from membership fees payable by the casinos and card clubs that host World Poker Tour events. Currently, there are 12 member casinos that participate, with plans to expand the number of member casinos to 17 by Season Four.

      In 2004, we began packaging our U.S. broadcasts into two-hour programs for international distribution and currently have agreements for international distribution of our programming into the United Kingdom and Canada. In the United Kingdom, the first season episodes have been broadcast, and we received a portion of the modest revenues from this license in the first quarter of 2004. Under an exclusive agreement, a licensing agent receives commissions on these licenses.

      In the future, we may expand the WPT Studios business by creating regional tours of the World Poker Tour format in other countries. We are currently evaluating the creation of tours in Europe, Asia and Latin America.

WPT Consumer Products

      Our branded consumer products division generates revenue through the licensing and direct sale of merchandise featuring our World Poker Tour brand. Our limited consumer products revenues to date have resulted from direct company sales. We plan to derive consumer products revenues principally though the licensing of our brand to companies seeking to use the World Poker Tour brand and logo in the retail sales of their consumer products, and we will also expand our direct sales of our branded merchandise. We have hired Brandgenuity, a brand licensing agency, to pursue a licensing program in order to capitalize on the growing interest in poker. On our behalf, Brandgenuity has either signed or is in the process of negotiating licensing agreements with various licensees worldwide. Certain licensees have agreed to produce and market World Poker Tour apparel and poker accessories, including playing cards and poker chips, starting in the second quarter of 2004. We are pursuing licenses of the World Poker Tour brand in connection with scratch-off lottery tickets, books, video games, and casino games. In addition, we are negotiating to license the World Poker Tour brand directly to Lakes Entertainment, Inc. in connection with the development of a casino table game that Lakes Entertainment is developing jointly with Sklansky Games, LLC. We also plan to license our brand to International Game Technology in connection with the development of gaming machines.

      In 2003, we released a 15-title DVD collection of the World Poker Tour’s Season One. We plan to release a similar DVD collection of Season Two and expect increased distribution in 2004 for both seasons. In addition, we plan to create original direct-to-video/ DVD content leveraging the World Poker Tour brand and re-purposing footage from the televised series. The Season One DVD collection is currently available for sale on amazon.com through a link on our website. We also intend to enter into distribution arrangements under which we will grant third party distributors the right to sell and distribute World Poker Tour VHS and DVD releases to retail outlets in the United States and abroad. We are also evaluating opportunities for direct response campaign for the television series.

      In addition to increasing our on-line merchandise sales, we plan to expand our direct sales of branded merchandise, including our DVD collections, through our member and satellite casinos, with the goal of increasing the sales area within their poker rooms and adding display areas in their existing casino retail shops. We will also plan to utilize selected sales representative organizations to sell branded merchandise directly to electronic and specialty stores, video and DVD outlets and mass retail.

      The Travel Channel has rights to participate in a percentage of our adjusted gross revenues from our merchandising activities.

WPT Corporate Alliances

      Our sponsorship and event management division generates revenue through corporate sponsorship and management of televised and live events. We recently launched a sponsorship program using the professional sports model to grant entitlement sponsorship opportunities and “official” naming rights to major corporations. Under the Travel Channel agreement, we are permitted to incorporate an entitlement sponsorship into the World Poker Tour televised program as long as the Travel Channel reasonably consents to the sponsor and the sponsor purchases sufficient advertising from the Travel Channel. We utilize a sports promotion agency to broker our agreements with sponsors. Anheuser-Busch became our first corporate sponsor in November 2003 when we entered into an alcohol beverage sponsorship agreement covering Season Two of the World Poker Tour. In Season Three and beyond, we plan to offer entitlement sponsor packages in conjunction with the Travel Channel as well as “official” sponsorship packages. In addition, we plan to offer additional corporate sponsors the opportunity to integrate their messages into live event sponsorships, in-arena advertising, promotional sponsorships, online, and more.

      We will also utilize our relationships with casinos and corporations to create and manage unique on-site event sponsorships in conjunction with World Poker Tour events. We also manage other promotional tie-ins with the World Poker Tour brand and will utilize our relationships with players and casinos to create and manage unique poker themed hospitality opportunities featuring poker professionals.

Results of Operations

2003 Compared to 2002

      Our total revenues were $4.3 million for the year ended December 28, 2003, compared to zero revenues in fiscal 2002. Our revenues in 2003 consisted of $3.9 million in license fees from the Travel Channel for the first season of the World Poker Tour series; $250,000 in host fees paid by member casinos; and $126,000 in net sales of branded merchandise. The license fees related to the first season, which consisted of 14 two-hour episodes and one one-hour episode. We produced the episodes in late 2002 and early 2003, and the episodes were broadcast starting in March 2003.

      Cost of revenues was $2.7 million in 2003 and $1.0 million in 2002. These production costs in both years related to the first season, for which all revenues were recognized in 2003. Television costs in 2002 were not capitalized as of December 29, 2002 as the Company did not have a contract for the sale of episodes at that time. Therefore, in analyzing our gross margin, it is necessary to consider the combined cost of revenues in 2003 and 2002 of $3.7 million. The resulting gross margin for the two years was $0.6 million, or 13.4% of total revenue, which reflects all revenues and production costs related to the first season. Production expenditures in 2003 that related to our second season have been capitalized and are reflected as television costs of $2.0 million on the balance sheet as of December 28, 2003. These costs, as well as costs incurred in 2004 relating to the second season, are expected to be recognized in 2004 along with the revenues relating to the second season.

      Selling and administrative expenses increased from $1.0 million in 2002 to $1.8 million in 2003. Approximately $372,000 of the 2002 expenses and $1.5 million of the 2003 selling and administrative expenses were personnel costs. The increase is related mainly to less than a full year of operations in 2002 and an increase in personnel in 2003 relating to the development of the business.

      Interest expense increased from $40,000 in 2002 to $142,000 in 2003, because the Company’s indebtedness increased significantly in 2003 and was outstanding for the full year.

      We operated as a limited liability company in 2002 and 2003, and the tax benefits, if any, related to the losses were passed through to the limited liability company members.

      For the year ended December 28, 2003, the Company’s net loss was $493,000, compared to a net loss of $2.1 million in 2002 due to the factors mentioned above.

Outlook

      In 2004, we have agreements pursuant to which we expect to receive approximately $8.2 million in license fees from the Travel Channel relating to the second season. We produced a portion of the Season Two episodes in late 2003, and the remainder are being produced in 2004, with production to be complete by April 2004. The telecast of the second season episodes began in March 2004. We also expect $0.6 in revenues from membership fees paid by participating casinos for Season Two. Other sources of revenues in 2004 are expected to include (1) initial license fees from worldwide syndication of the first and second seasons of the World Poker Tour television series; (2) brand licensing fees; (3) retail sales of our branded merchandise; and (4) corporate sponsorships.

Liquidity and Capital Resources

      During 2002 and 2003, we funded our startup costs, operating costs and capital expenditures through loans from our majority equity owner, Lakes Poker Tour, LLC, a wholly owned subsidiary of Lakes Entertainment, Inc. The loan agreement is a revolving credit arrangement that provides for funding of up to $4.0 million, including accrued interest. The note payable to Lakes Poker Tour accrues interest quarterly at a rate of 6.20% and is due on March 4, 2005. Lakes Poker Tour has the ability to terminate the agreement at its discretion. In the event Lakes Poker Tour terminates the agreement, all amounts advanced and accrued are due one year subsequent to the termination. Lakes Poker Tour provided cash advances under the note of $1.8 million in 2002 and $1.9 million in 2003. The advances in 2002 funded $1.7 million in cash used in operating activities and $202,043 in capital expenditures, and the advances in 2003 funded $1.7 million in cash used in operating activities and $67,881 in capital expenditures.

      For the year ended December 28, 2003, World Poker Tour, LLC incurred a net loss of $0.5 million and used cash in operating activities of $1.7 million. At December 28, 2003 the Company had an accumulated deficit of $2.6 million and $0.5 million of available borrowings under its working capital loan (see Note 4). Subsequent to December 28, 2003, the Company has reduced the outstanding balance of the working capital loan from license fees under the contract with the Travel Channel, and at April 4, 2004 approximately $3.4 million was available under the funding arrangement with Lakes. The generation of cash flow sufficient to meet the Company’s cash needs is dependent not only on the continuance of the World Poker Tour television series, but also on the Company’s ability to expand revenue channels, control production costs, and manage expansion initiatives.

      Absent the receipt of proceeds from the offering contemplated by this prospectus, management believes that the funding available under the working capital loan from Lakes and the increase of expected cash flows from projected operations will provide the Company with sufficient resources to meet its near-term cash requirements, and based on the projected operations of the Company, management believes the Company will be able to generate a positive cash flow by the end of 2004. Management believes that revenues yet to be received from signed contracts, contracts in the process of being signed and other anticipated revenue sources combined with available borrowings under its working capital loan will be sufficient to fund production and other costs. Management believes operating cash flows will increase as a result of revenues generated by expanding the number of episodes in the World Poker Tour television series, World Poker Tour merchandise licensing royalties, international distribution of the World Poker Tour television series, distribution of DVDs and videos, and corporate sponsorships. In the event revenues do not materialize as anticipated, management has the ability to curtail discretionary expenses in amounts sufficient to meet the Company’s cash needs throughout 2004; however, if the Company is not able to generate sufficient cash flows, the ongoing operations of the Company may be negatively impacted. The Company’s financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      We estimate that the net proceeds to us from this offering will be approximately $           million, after deducting approximately $           million in estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriter exercises its over-allotment option in full, then we estimate that the net proceeds to us from this offering will be approximately $           million.

      We intend to use the net proceeds to us from this offering for working capital for our operations, capital expenditures, repayment of any remaining balance on our promissory note to Lakes Poker Tour, LLC, and for general corporate purposes. Most of the proceeds of the offering will be used for operating expenses to expand our media and other businesses and for general corporate purposes. We expect that the majority of these expenses will be for production fees, professional fees and payroll. We may use a portion of the proceeds for capital equipment, including studio production equipment, editing equipment for video production and other electronic equipment. We intend to pay any remaining principal and interest balance of our promissory note to Lakes Poker Tour, LLC with the proceeds. The note payable accrues interest quarterly at a rate of 6.20% and is due on March 4, 2005. We believe the proceeds of the offering, along with anticipated revenues, will be sufficient to support our operations for the foreseeable future.

      The table below sets forth our known contractual obligations as of December 28, 2003:

			Payments due by period

			Less Than			More Than
Contractual Obligations	Total		1 Year	1-3 Years	3-5 Years	5 Years

Notes payable	$3,428,887		$—	$3,428,887	$—	$—
Operating lease	162,000	(1)	—	—	—	—
Purchase obligations	157,500	(2)	157,500	—	—	—

Total	$3,748,387		$157,500	$3,428,887	$—	$—

(1)	We have a month-to-month lease for our current office space. The monthly lease payment fluctuates from month to month based on the amount of space we utilize. The average amount paid per month under the lease is approximately $13,500, based on amounts paid in fiscal year 2003.

(2)	Purchase obligations include monthly payments required to be made as retainers to several of our consultants.

Recent Accounting Pronouncements

      In January 2003, the FASB issued Interpretation No. 46 (Revised December 2003) (FIN 46(R)), “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities. FIN 46(R) deferred the effective date until the first interim or annual reporting period ending after March 15, 2004. The initial determination of whether an entity is a variable interest entity shall be made as of the date at which an enterprise becomes involved with the entity and re-evaluated as of the date of triggering events, as defined. The Company has determined that it has no investments or other interests in entities that may be deemed variable interest entities under the provisions of FIN 46(R).

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150). SFAS No. 150 established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 had no impact on the Company’s financial position or results of operations.

Off-Balance Sheet Arrangements

      The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

      The significant accounting policies, which the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results, include the following: revenue recognition and television costs.

      Revenue recognition: License fee revenue from the World Poker Tour series is recognized upon receipt and acceptance of completed episodes by the Travel Channel in accordance with the terms of the contract. The Travel Channel makes payments in accordance with an agreed upon schedule. Differences in timing between payments received and episodes delivered and accepted are recorded as deferred revenue or accounts receivable as appropriate. Host fees paid by host casinos are recognized as episodes are aired. Merchandise revenue is recognized upon delivery. Fees paid to resellers are reflected as a reduction of revenues.

      Television costs: Television costs include capitalizable direct costs, production overhead and development costs and are stated at the lower of cost or net realizable value based on anticipated revenue. The Company has not currently anticipated any revenues in excess of those subject to existing contractual relationships. Marketing, distribution, and general and administrative costs are expensed as incurred. Capitalized television production costs for each episode are expensed as revenues are recognized upon delivery of the completed episode. Based upon management’s estimates as of December 28, 2003 approximately 100% of capitalized television costs are expected to be recognized during fiscal 2004. No television costs were capitalized as of December 29, 2002 as the Company did not have a contract for the sale of episodes at that time.

DESCRIPTION OF THE BUSINESS

Overview of Our Business

      WPT Enterprises, Inc. is a media and entertainment company principally engaged in the development, production and marketing of gaming themed televised programming, the licensing and sale of branded consumer products and sale of corporate sponsorships. We plan to create gaming themed entertainment concepts and build these concepts into highly-recognizable brands from which we can generate revenues through license fees, retail sales, corporate sponsorships and other sources.

      To date, our operations have primarily revolved around the creation of the World Poker Tour, a circuit of previously-established high-stakes poker tournaments that we have affiliated under the “World Poker Tour” name. Located in prestigious casino resorts and poker rooms, World Poker Tour tournaments have attracted well known and established professional poker players as well as a broad array of amateur players. We also make these tournaments accessible to the mainstream poker player by partnering with casinos and poker rooms which host “satellite” and “super satellite” poker tournaments in which the winner or winners may ultimately earn the right to participate in our televised tournaments. At our main tournaments, we film the final table of participants competing for some of the poker world’s largest tournament prize pools. We then package this footage into two hour episodes which we distribute for telecast (for cable television) and broadcast to both domestic and international television audiences. See “Our Existing Brand — The World Poker Tour.”

      The World Poker Tour brand has gained recognition primarily through the television exhibition of World Poker Tour’s inaugural season, which ran on the Travel Channel during the spring and summer of 2003 and has become the highest rated program on the Travel Channel. We closed our inaugural season with a special episode that aired on NBC on Super Bowl Sunday in February 2004. Season Two of the World Poker Tour is currently in production and its season opening “tour stop” aired on the Travel Channel on March 3, 2004. Season Two will continue with new episodes airing each week through June 2004. The Travel Channel has also exercised an option for the exhibition rights to Season Three of the World Poker Tour.

      We believe that we have strengthened the World Poker Tour brand through our relationships with numerous prestigious casinos, many of which have long-established poker tournaments, our ability to attract well-known, established professional poker players to our tournaments, and our ability to build excitement and identification among a core audience of amateur poker players by giving a broad range of amateurs the ability to compete for seats at our tournaments. Our objective for the World Poker Tour is to establish a premier brand that is similar to the brands created by popular professional sports leagues, such as the NASCAR and the Professional Golfers Association.

      Our revenue growth from the U.S. broadcasts of the series will be limited by the agreement granting the Travel Channel options for the next five seasons, under which we will receive fixed license fees for each episode we produce. The options, if exercised, will give the Travel Channel exclusive rights to telecast the programs an unlimited number of times on its television network (or any other television network owned by the Discovery Channel) in the United States for four years. We plan to develop and market the brand created through the popularity of our current World Poker Tour series and expand our revenues from a variety of sources through the creation of three business units: WPT Studios, WPT Consumer Products and WPT Corporate Alliances. Our ultimate goal is to build a leading media and entertainment company that specializes in the development and marketing of premier brands based on gaming themed entertainment concepts. Our level of future financial success depends upon expansion of our business beyond television licensing of the World Poker Tour series.

      WPT Studios. Through its televised entertainment business, WPT Studios generates revenue through the domestic and international licensing of broadcast rights and membership fees from casinos and cardrooms that host the televised World Poker Tour events.

      WPT Consumer Products. Through its branded consumer products business, WPT Consumer Products generates revenue through the licensing and direct sale of merchandise that features our World Poker Tour brand.

      WPT Corporate Alliances. Through its corporate promotional business, WPT Corporate Alliances generates revenue through sales from corporate sponsorships that include elements of on-air visibility, corporate live event sponsorship, promotional sponsorships and corporate hospitality events.

      Other Businesses. In addition to these core businesses, we plan to expand the World Poker Tour brand in both domestic and international markets by developing new programming and continuing to develop Internet programs as entertainment and advertising platforms. To date, we have not expanded our Internet programs into on-line gambling ventures, which we currently believe to be too speculative based on the current regulatory environment in the United States. We may consider such ventures in the future depending on the regulatory environment in a given jurisdiction. We also plan to explore new business opportunities that leverage the popularity of the World Poker Tour brand and to utilize our business model to develop other brands of gaming themed entertainment concepts.

Our History

      We were founded on March 1, 2002 by Steven Lipscomb, who served as our Chief Executive Officer from our inception until February 2004 and currently serves as our President, and a wholly-owned subsidiary of Lakes Entertainment, Inc., whose founder and Chief Executive Officer, Lyle Berman also serves as our Chief Executive Officer. We were initially organized as a Delaware limited liability company named World Poker Tour, LLC. We will convert into a Delaware corporation named “WPT Enterprises, Inc.” prior to the effective date of this offering.

The Audience for Poker Related Entertainment

      The World Poker Tour reaches out to a broad audience by presenting poker in an easy to understand format that incorporates human drama and millions of dollars in prize money. We believe that the World Poker Tour appeals to poker tournament enthusiasts who participate in organized poker tournaments throughout the world, those who play poker in casinos or cardrooms on a regular basis, poker buddies who play in regular home games, sports fans who have a basic knowledge of poker and are attracted to the World Poker Tour television show by its drama and strategy and channel surfers who watch well produced reality TV or sports shows with an interesting story to tell.

Our Existing Brand — The World Poker Tour

World Poker Tour “Tour Stops” and the WPT Championship

      Annual poker tournaments have been hosted by many casinos and cardrooms around the world for many years. To gain a seat at the table in these tournaments, competitors “buy in” by paying an entry fee, some or all of which goes into the tournaments’ prize pools (that is, the amount of money that the winners take home). This buy in amount can be as much as $25,000 at the largest and best-known tournaments. Each player who buys into a tournament receives the same amount of poker chips and competes against the other players until being eliminated by losing all of his or her chips. The remaining players continue to compete until only one player, the champion, remains. Professional and amateur poker players may be drawn to established tournaments based on the size of a poker tournament’s prize pool, the prestigious nature of the casino or cardroom hosting the event, the history and tradition of the tournament itself and the level of the competition drawn to the event.

      The World Poker Tour is a series of previously-established annual poker tournaments that are hosted by the some of the world’s most recognizable poker venues and feature large prize pools. While many of these tournaments have been in existence for years, we have turned them into a circuit of events that is affiliated under the World Poker Tour name with the intention of creating a sporting circuit in the tradition of the PGA Tour, NASCAR and other sporting circuits.

      The World Poker Tour currently consists of the following annual poker tournaments which comprise our regular season tour stops:

•	Grand Prix de Paris — Aviation Club De France (Paris, France);

•	Shooting Stars Tournament — Bay 101 Casino (San Jose, California);

•	Legends of Poker — Bicycle Casino (Bell Gardens, California);

•	Five Diamond World Poker Classic — Bellagio (Las Vegas, Nevada);

•	Borgata Poker Open — Borgata Hotel Casino and Spa (Atlantic City, New Jersey);

•	LA Poker Classic — Commerce Casino (Commerce, California);

•	World Poker Finals — Foxwoods Resort Casino (Mashantucket, Connecticut);

•	Jack Binion World Poker Open — Horseshoe Casino & Hotel / Goldstrike Casino Resort (Tunica, Mississippi);

•	PartyPoker Million — PartyPoker.com (Cruise to Mexico);

•	PokerStars Caribbean Adventure — PokerStars.com (Cruise in the Caribbean);

•	World Poker Challenge — Reno Hilton Hotel (Reno, Nevada);

•	Ultimate Poker Classic — UltimateBet.com (Aruba); and

•	WPT Invitational (Hollywood, California).

      In addition to receiving the first place portion of the tournament’s prize pool, the winner of each World Poker Tour regular season tour stop also receives a paid seat in the World Poker Tour season’s culminating event, the WPT Championship. The championship event is hosted by the Bellagio Las Vegas, Nevada and, at $25,000 per seat, represents the largest buy-in tournament in the world. At the WPT Championship, tour stop winners compete with other participants for one of the largest prize pools in tournament poker.

      Like most traditional poker tournaments, anyone (subject to the laws of the jurisdiction where the tournament is held) is eligible to buy in and play at the World Poker Tour’s regular season events and the WPT Championship. The style of poker played at all World Poker Tour events is “No Limit Texas Hold ‘Em” (for a primer on the rules of this game, see the facing page to the inside back cover of this prospectus). At World Poker Tour tournaments, the players are assigned to different tables at which each competes against the other players until being eliminated by losing all of his or her chips. Tables are combined as players are eliminated and the players holding chips continue to compete until six players remain. On the last day of the tournament these six players compete at the “final table” located in a designated WPT arena until only one player, the champion, remains.

      In establishing and building the World Poker Tour circuit of tournaments, we have entered into agreements with all but one of our member casinos (Aviation Club De France currently participates under an unwritten arrangement). Under these agreements, the casino is responsible for conducting its annual poker tournament, and the member casino pays us a yearly membership fee to have the tournament be a tour stop on the World Poker Tour circuit. The agreements are for a term of five years and provide us with a unilateral option to renew on the same terms for another five years (this option is bilateral for certain of our member casinos). In each year after its first year of participation, the member casino may elect to withdraw its tournament from the World Poker Tour and terminate the agreement by giving us notice by a specified date or, if earlier, a specified length of time (generally four to six months) prior to the date of the tournament. The agreement restricts the casino from televising the tournament itself or permitting any third party to televise the tournament while the agreement is in effect and for varying periods of time thereafter. We do not consider our business’ future prospects to depend substantially on these restrictive covenants in the agreements with the casinos. Instead, we consider our prospects to depend principally upon such factors as our ability to produce entertaining and popular television shows and respond to changing trends in entertainment, our continued affiliation with established casinos that produce high quality poker events, and our ability to take advantage of the popularity of our brand by expanding into our other proposed business ventures.

Our Television Series

      Through WPT Studios, we film the participants at the final table of each regular World Poker Tour tournament and at the WPT Championship. Using our innovative sports-style production, we shoot our footage from 16 different camera angles, incorporate graphics and distinctive lighting and add commentary from Vince Van Patten and championship poker player Mike Sexton. Our other on-air talent under contract includes our host, Shana Hiatt. Our production also features a specially designed poker table conducive to televised poker play and includes our WPT Cams, which are small cameras placed on the poker table in front of each player that reveal each competitor’s hidden cards to the television audience at the same time the player looks at his or her hand. This process and its underlying technologies are currently the subject of two patents pending before the United States Patent and Trademark Office. See “Intellectual Property.”

      Using the footage we obtain at the final tables of our World Poker Tour events, we package two-hour episodes from each tournament for distribution and broadcast on cable and/or broadcast television. See “Description of Our Business — Distribution of the World Poker Tour Television Series.”

World Poker Tour Special Events

      In addition to filming and producing content for broadcast based on the final tables of the World Poker Tour’s regular tour stops, we also film and produce special non-tournament World Poker Tour episodes. To date, these special episodes have included the following events:

•	WPT Ladies Night — An episode, which featured six female poker professionals, aired on December 10, 2003 and was the highest rated World Poker Tour episode to date.

•	WPT Battle of Champions — The World Poker Tour made its debut on broadcast network television during the 2004 Super Bowl Sunday pre-game timeslot on NBC. This special episode featured the 11 tournament winners from the World Poker Tour’s inaugural 2003 season vying to become “WPT Champion of Champions.”

•	WPT Hollywood Home Game — This is a series of special episodes that pits Hollywood celebrities against one another at the poker table, where they compete for a seat in the WPT Championship and prize money for their favorite charity. These special episodes have featured such celebrities as Ben Affleck, Drew Carey, Jack Black, Aisha Taylor, Fred Savage, Mimi Rogers and Steve Harris.

•	WPT Bad Boys of Poker — This is a special episode that will feature six of what we consider to be the most magnetic professional players on the poker circuit.

•	WPT Invitational — This regular season tour is a pro-am celebrity tournament in which we invite Hollywood celebrities to compete against professional and amateur poker players for $200,000 in prize money. While the celebrities in this event participate by invitation, additional seats are reserved for the winners of the World Poker Tour’s regular season tournaments and players who have paid the entry fee into the end-of-the season WPT Championship. Because anyone can compete with the celebrities by buying into the WPT Championship, the WPT Invitational is an enticing promotion for the WPT Championship.

Access to the World Poker Tour — Our Satellite Tournaments

      To have a successful large buy-in tournament event like the regular World Poker Tour events or the WPT Championship, “satellite” and “super satellite” tournaments are important in ensuring that the players who buy into the major event anticipate a large field of players that will generate a substantial prize pool for the winners. Satellites are tournaments that allow players to buy in for a fraction of the cost of a major event in hopes of winning a seat in other satellites or the major event itself. For example, assuming that a World Poker Tour event costs $10,000 to enter, a one-table satellite (ten players) for this event would cost $1,000 to play and the winner of the satellite would receive an entry into the $10,000 event (in reality, the buy-in amount would slightly exceed $1,000, with the excess buy-in money going to the host casino). Most casinos host satellites nightly for as little as two weeks and as much as one year prior to their major events. Casinos and cardrooms also host super satellites, which are multi-table tournaments held for major events. Because super satellites contemplate more participants given their multiple table format, the buy-in amounts tend to be significantly less than that of the one-table satellites.

      In order to increase the accessibility of World Poker Tour events, we have launched a program at more than 30 casinos across the country to provide lower cost satellite or super satellite tournaments to fans across the United States. In addition to increasing the size and visibility of our tour stops, our satellite and super satellite program makes the World Poker Tour events, including the WPT Championship, more accessible to the mainstream poker player who may not want to cover the entire cost of a large buy-in championship tournament. The satellites and super satellites give these mainstream poker players the opportunity to earn a seat at our tour stops and potentially be a part of the action at the televised final tables. Like the tour stops themselves, these satellite and super satellite events are operated by the host casinos and cardrooms and the hosting venues pay a modest fee to us.

WPT Studios — Distribution of the World Poker Tour Television Series

Broadcast License Agreements with the Travel Channel

      The 13 tour stops and two special episodes that comprised the World Poker Tour’s inaugural season were exhibited on the Travel Channel during the spring and summer of 2003 under an agreement we entered into with the Travel Channel in January 2003. Over the course of the first season, based on Nielson Media Research rating information, the program scored the Travel Channel’s highest daily rating, earning the highest demographic rating in the network’s history and was consistently one of the top ten highest rated primetime shows on all of cable television. During reruns of Season One on the Travel Channel, ratings for the series increased by more than 30%. In August 2003, we negotiated a second agreement with the Travel Channel for the exhibition of our second season, which made its debut on March 3, 2004. Season Two will consist of 13 two hour World Poker Tour regular season events, the two hour WPT Championship, seven special episodes and up to three additional special episodes.

      Under our agreements with the Travel Channel, we receive fixed license fees for each episode, payable at various times during our production and post-production process. Under our current agreement, the Travel Channel has the right to broadcast the episodes produced in connection with the Season Two and successive one year options to acquire a license to broadcast the episodes produced in connection with Seasons Three through Seven of the World Poker Tour in the United States on an exclusive basis. On April 12, 2004, the Travel Channel exercised its option with respect to Season Three. As is customary in most production agreements with television networks, the Travel Channel has retained final edit rights over the programs that we produce. The per-episode license fees increases by a fixed percentage in each year that the Travel Channel exercises its option. For no additional payments, the Travel Channel receives rights to show repeats of the episodes an unlimited number of times on the Travel Channel or other Discovery Channel networks in the United States for a period of four years following an episode’s first exhibition on television in the United States or, if sooner, 60 days after we satisfactorily deliver the episode to the Travel Channel (the license is for three years in the case of the episodes from the Season One). If the Travel Channel were to exercise all five of its options, it would hold the exclusive U.S. broadcast rights for all seasons through Season Seven (to be completed in 2009). The Travel Channel would also retain exclusive rights to broadcast the episodes in each season in the United States for a period of four years (three years in the case of Season One), after which we can license those episodes to a different network in the United States. While we have retained worldwide television rights to broadcast the episodes outside the United States and the right to pursue other business activities related to the World Poker Tour events and brand, the Travel Channel has rights to participate in a percentage of our adjusted gross revenues over a specified level from international television licenses, DVD and home video sales, merchandising and publishing activities and institutional and transportation sales (that is, sales to planes, trains, libraries, etc).

      Because the license fees we receive pursuant to our agreement with the Travel Channel increase at a prescribed rate for each new season of the World Poker Tour, our ratings do not affect the amount of broadcast license fees we will receive from the Travel Channel during the term of the agreement. The ratings do, however, evidence the popularity of our television series and the penetration of the World Poker Tour brand, each of which may be an indication of our ability to obtain increased fees for United States broadcast licenses upon the termination of the Travel Channel agreement, as well as our ability to generate revenue from international broadcast licenses and other sources based on the World Poker Tour brand’s popularity.

International Television Distribution

      In 2004, we began packaging our U.S. broadcasts into two-hour programs for international distribution and have entered into an exclusive five year agreement with Alfred Haber Distribution, Inc. (“AHDI”) to negotiate international broadcast licenses for the World Poker Tour’s first and second seasons. Under our agreement, AHDI has a right to negotiate with prospective international licensees of programming for licenses with terms of up to five years, subject to our prior approval of the license terms. AHDI receives a commission on these licenses. We have the right to terminate the agreement if AHDI fails to achieve certain minimum levels of gross sales prior to July 15, 2005 or advance us the funds otherwise required to achieve the minimum gross sales.

      Through AHDI, we currently have agreements for international distribution of our programming into the United Kingdom and Canada. In the United Kingdom, Challenge TV has purchased an exclusive license to broadcast each Season One episode of the World Poker Tour in the United Kingdom and the Channel Islands eight times over a two year period and has an option to license the Season Two episodes on the same terms. In Canada, Chum Television has an exclusive license to broadcast each Season One episode in Canada up to three times over the six month period ending August 31, 2004 and has a right of first negotiation and refusal with respect to the World Poker Tour’s Season Two programming. We are also in the process of negotiating license agreements to broadcast the World Poker Tour series in India, Latin America and South Korea. Despite these negotiations, there is no assurance that we will be able to enter into agreements for broadcast licenses in these markets on terms that are favorable to us, or at all.

      We are currently negotiating short-term agreements for international broadcast licenses (generally one year or less) based on our belief that increased popularity of our programming in the immediate future, as well as the perceived increase in popularity of poker, will strengthen our bargaining position to negotiate longer-term broadcast license deals in the future.

      We are currently evaluating opportunities to leverage our business model and the World Poker Tour brand to create regional tours with the same format internationally. We are already in discussions with casinos in Europe, China, and Latin America regarding the creation of a tour in those territories and are in the process of determining whether these tours would be financially viable business opportunities for us.

Home Entertainment

      In 2003, we released a 15-title DVD collection of the World Poker Tour’s inaugural season that includes our thirteen regular two-hour season episodes, a two-hour “WPT Road to the Championship” special episode and a one-hour “WPT Poker Primer” special. The DVD collection, which is currently available for sale on amazon.com through a link on our website, has generated modest revenues to date. We plan to release a similar DVD collection of the World Poker Tour’s second season. In addition, we plan to create original direct-to-video/ DVD content leveraging the World Poker Tour brand and utilizing footage from the televised series.

      In addition to selling our home entertainment products through our website, we expect to increase the distribution of our home entertainment products by entering into arrangements with third party distributors to sell and distribute these products to retail outlets in the United States and abroad. We are also evaluating opportunities for a direct response campaign for our DVD collections.

World Poker Tour Casino Affiliations

      In addition to revenues from U.S. and international broadcast license fees and revenues from sales of World Poker Tour home entertainment products, the World Poker Tour also generates modest revenues from annual host fees from member casino. Host fees are fees received from the select group of casinos and cardrooms that host World Poker Tour tournament stops. We currently have 12 member casinos and plan to expand World Poker Tour’s affiliated membership and increase the number of regular season tour stops to 17 by Season Four. The member casinos for the World Poker Tour satellite and super satellite events also pay us a modest fees in connection with their tournaments.

Competition for World Poker Tour Programming

      In the market for televised poker tournaments, we compete with producers of several poker-related programs, including the “World Series of Poker,” an annual event hosted by the Horseshoe Casino in Las Vegas that airs on ESPN, “Celebrity Poker Showdown,” which airs on Bravo and showcases the appearances of celebrities, and “Late Night Poker,” a U.K. based program that airs on Fox. Fox also broadcasts a tournament from Atlantic City. All programs that currently compete with the World Poker Tour series revolve around special events. The World Poker Tour series differentiates our programming schedule from these competing shows by airing the World Poker Tour series in prime time television during the same timeslot each week. We believe that this type of “appointment” television helps build a following among viewers. In addition to other poker-related programs, the World Poker Tour series also competes with televised sporting events, reality-based television programming and other televised programming that airs during the same timeslot.

WPT Consumer Products

      Based on the popularity of the World Poker Tour series and the increasing recognition of the World Poker Tour brand, we believe that there is a substantial opportunity for consumer products bearing the World Poker Tour name and/or logo, branded casino games and for DVD and video products featuring our series episodes and related content. We plan to access this market though the licensing of our brand to companies seeking to leverage the appeal of the World Poker Tour in the retail sales of their consumer products and through direct sales of our branded merchandise.

Licensing for Third Party Consumer Products

      We have engaged Brandgenuity, an experienced brand licensing company, to pursue a licensing program and negotiate licensing agreements aimed at capitalizing on what we believe is a growing interest in poker in the United States and abroad. These agreements relate to product categories that include, but are not limited to, playing cards, poker chips, poker tables, scratch-off lottery tickets, logo wear (hats & t-shirts), apparel (leather jackets, polo shirts, fleece, jackets, visors, etc.), video games (plug & play, console, computer, handheld, wireless), books, credit cards, calendars and collectibles. We are pursuing licenses of the World Poker Tour brand in connection with various types of apparel and poker accessories, scratch-off lottery tickets, books, video games and casino games.

Casino Games

      We plan to license our brand directly to Lakes Entertainment, Inc. in connection with the development of a World Poker Tour No Limit Texas Hold ‘Em casino table game that Lakes Entertainment is jointly developing with Sklansky Games, LLC. We also plan to license our brand to International Game Technology (IGT) in connection with World Poker Tour branded slot machines. See “Certain Relationships and Related Transactions.”

Branded Merchandise

      The World Poker Tour inaugural season DVD collection and several items of apparel are currently available for sale on amazon.com through a link to our website. We intend to grant third party distributors the right to sell and distribute our branded merchandise to retail outlets in the United States and abroad. We also plan to expand our on-line product offerings in hopes of accelerating this revenue source and will seek to expand our direct sales of branded merchandise, including our DVD collections, through our member and satellite casinos, with the goal of increasing the sales area within their poker rooms and adding display areas in their existing casino retail shops. In addition, we plan to utilize selected sales representative organizations to sell branded merchandise directly to electronic and specialty stores, video and DVD outlets and mass retail.

WPT Corporate Alliances

      As World Poker Tour television ratings, prize money and participation continue to rise, so does corporate interest in poker-related sponsorship, hospitality and co-branded promotional opportunities. With our slate of programs showcasing premiere poker venues in the top-rated television series on the Travel Channel, we are ideally situated to extend the World Poker Tour brand into corporate sponsorship, event sponsorship sales, and corporate hospitality.

Corporate Sponsorship

      Based on the success of the World Poker Tour’s Season One programming, WPT Corporate Alliances recently launched a sponsorship program based on the traditional professional sports model that grants entitlement sponsorship opportunities and “official” naming rights to major corporations. Under our broadcast license agreement with the Travel Channel, we are permitted to incorporate an entitlement sponsorship into the World Poker Tour televised program as long as the Travel Channel reasonably consents to the sponsor and the sponsor purchases sufficient advertising from the Travel Channel.

      We utilize a sports promotion agency, Gilco Sports & Entertainment Marketing LLC, to broker our agreements with sponsors. Under this agreement, we pay Gilco a monthly retainer for its services and a commission based on the amount of our gross aggregate sponsorship revenues. We do, however, reserve the right to accept or decline all prospective sponsorship deals.

      Anheuser-Busch became our first corporate sponsor in November 2003 when we entered into an alcohol beverage sponsorship agreement covering Season Two of the World Poker Tour. Under the agreement, Anheuser-Busch pays us a sponsorship fee in exchange for the designation of Anheuser-Busch’s “Anheuser World Select” beer as the “Official Beer of the World Poker Tour.” The agreement also entitles Anheuser-Busch to visible logo placements on the final table felt and on banners at World Poker Tour tournaments, sole sponsorship rights to the celebratory toast at the conclusion of each tournament and logo and links privileges on our Internet website, among other sponsorship elements.

      In Season Three of the World Poker Tour and beyond, we plan to offer an entitlement sponsor package with naming rights for an entire season of World Poker Tour programming. In addition, we plan to offer additional corporate sponsors the opportunity to integrate their messages into live event sponsorships, in-arena advertising, promotional sponsorships, online sponsorships, and more.

Non-Televised Event and Promotion Sponsorship

      WPT Corporate Alliances will also serve as the official event sponsorship sales arm of the World Poker Tour and utilize its relationships with casinos and corporations to create and manage on-site event sponsorships in conjunction with World Poker Tour events.

      In Season Three, we plan to offer on-site promotional opportunities to corporate sponsors at World Poker Tour events where they will be able to promote their products directly to the World Poker Tour fan base. On-site event sponsorships would include a booth space at a location near the tournament area where sponsors could promote their products to event attendees. This would give sponsors a convenient location from which they could conduct sampling programs of their products, distribute promotional items, collect sweepstakes registrations, conduct surveys, host poker seminars or engage in other promotional activities. On-site event sponsorship would also include signage, mention in the event program, a link on our website, promotional opportunities, and other non-televised exposure. WPT Corporate Alliances would identify sponsors and manage the multi-day on-site events for a fee.

      WPT Corporate Alliances also manages promotional tie-ins with the World Poker Tour brand. With our ability to offer participation in World Poker Tour events as a prize, we can offer creative promotional tie-ins to sponsors via its network of tournaments and locations. For example, we recently partnered with HBO on a promotion to launch one of its new television shows. Under this promotion, HBO is conducting a sweepstakes where six winners will be awarded trips to Bellagio Hotel & Casino in Las Vegas where they will receive a private tutorial from a poker professional and play in a satellite tournament for the chance to win seat in the WPT Championship. We received a promotional fee for facilitating the poker event and for use of our logo and brand name.

Corporate Hospitality

      WPT Corporate Alliances will serve as our official event sales arm and utilize its relationships with players and casinos to create and manage unique hospitality opportunities featuring poker players.

      We will work with sponsors to develop unique corporate hospitality experiences either in conjunction with World Poker Tour events or in remote locations such as executive retreats or sales meetings. For example, we could arrange for a professional poker player to conduct a poker tutorial for a team of executives, providing tips to improve their game and relating their style of poker play to styles of executive management. We could also conduct a private poker tournament as an activity at a sales meeting — either for prizes or as a charity fundraiser.

Pursuit of Additional Business Opportunities

      We plan to continue exploring additional means by which to strengthen and leverage the World Poker Tour brand. Currently, we are in the beginning stages of exploring the following potential sources of business:

•	development, production and marketing of a complete roster of audio poker programming for radio and the Internet;

•	expansion of worldpokertour.com content;

•	publishing of poker and other gaming related books;

•	partnering with other media companies to expand our content into the magazine publication business;

•	production of poker and gaming themed film; and

•	utilizing our library of televised programming to sustain part or all of a televised cable network based on gaming-themed entertainment.

Intellectual Property

      We have registered the trademark “World Poker Tour” with the U.S. Patent and Trademark Office as it relates to entertainment services and have registrations pending for this mark in multiple other classifications. In addition, we have U.S. federal trademark applications pending for the following marks: “WPT and Design,” “World Poker Tour and Design,” “Battle of Champions,” “The Great American Card Game Has Finally Found a Home,” “World Poker Tour Management,” “WPT Management,” “WPT Cam,” “Poker Walk of Fame,” “World Blackjack Tour,” “World Backgammon Tour,” “World Baccarat Tour,” “Poker Tour of Champions,” “Get Into The Game,” “The Name of the Game is No Limit Texas Hold ‘Em,” “Latin American Poker Tour,” “Asian Poker Tour,” “Ladies’ Night,”

“Hollywood Home Game,” “A Chip and a Chair” and “Shuffle Up and Deal.” We have trademark applications pending for “World Poker Tour,” “World Poker Tour WPT & Design” and “World Poker Tour & Design” in multiple classifications in the European Union and Canada. We also have registered the following Internet domain names: www.worldpokertour.com; www.worldpokertour.net; and www.worldpokertour.biz.

      We currently have two patents pending before the U.S. Patent and Trademark Office and one International Patent Application which relate to a specially designed poker table using integral lighting and the production and exhibition of card games in a video format. We believe our poker table design is conducive to television recording in a way that is superior to other poker tables. Our process patent describes our method of exhibiting both video and graphics on screen (including players’ cards through strategically placed cameras) in a manner that provides viewers with an individualized perspective of each player’s cards. Together, these technologies are designed to heighten the on-screen drama of tournament poker play. We believe that several poker-related television programs use exhibition methods and technology that directly infringes on the subject of our pending patent registrations. We have issued letters to the producers of these programs demanding that they cease any further use of our technology and we intend to vigorously enforce our intellectual property rights in order to protect our proprietary processes. On March 28, 2003, we entered into a settlement agreement with a third party that claimed it held a patent giving it exclusive rights to the form of camera technology we use in producing the World Poker Tour television series. See “Legal Matters” for a description of this settlement.

      All of our employees, consultants and crew members that work on the production of our television programs have entered into confidentiality agreements with us to maintain the confidentiality and protection of our valuable intellectual property. In addition, our employees, consultants and crew members have all agreed that any intellectual property developed by them during the course of their employment (or, if not an employee, during the term of their contract with us), is considered work for hire and is owned by us.

Employees

      As of April 4, 2004, we had approximately 9 full time employees and an additional 32 employees who work full time while the World Poker Tour television series is in production. We consider our relationships with our employees to be satisfactory. None of our employees is covered by a collective bargaining agreement.

Properties

      We currently lease executive office space located in West Hollywood, California at an annual cost of approximately $179,000. In addition, we film our poker tournaments at casinos throughout the world pursuant to agreements with our member casinos. Our current office space is subject to a month-to-month lease and the number of square feet we rent varies according to our production schedule based upon how many edit bays we have running during each month. In order to take advantage of current commercial lease rates and to gain benefits not offered from our existing month-to-month lease, we are seeking approximately 11,000-15,000 square feet of space in the Los Angeles area to establish a permanent office that would support expansion of our operations. This new office would replace our current space.

Significant Customer

      In 2003, our revenues from the Travel Channel represented more than 90 percent of our revenues.

Legal Matters

      On March 28, 2003, we entered into a Settlement Agreement and Release with HSOR, LLC. Pursuant to the terms of this agreement, we pay HSOR a fee for each time a television program we produce using cameras to show playing cards is broadcast on television in the United States. The term of this agreement extends for the life of the HSOR patent, which expires in September 2015.

      We are not currently a party to any material litigation and are not aware of any threatened litigation that would have a material adverse effect on our business.

MANAGEMENT

Directors and Executive Officers

Name	Age	Position

Lyle Berman	61	Chairman of the Board and Chief Executive Officer
Steven Lipscomb	42	Founder, President and Director
Timothy J. Cope	52	Interim Chief Financial Officer and Director
Audrey Kania	43	Executive Vice President
Robyn Moder	29	Senior Vice President

      Information with respect to the business experience and affiliations of our directors and executive officers is set forth below.

      Lyle Berman has been the Chairman of the Board of World Poker Tour, LLC since its inception in February of 2002 and Chief Executive Officer since February 25, 2004. Mr. Berman also serves as the Chairman of the Board and Chief Executive Officer of Lakes Entertainment, Inc, a publicly-held company that primarily manages tribal casinos. Previously, Mr. Berman served as the Chairman of the Board of Directors of Grand Casinos, Inc. from October 1991 through December of 1998. Mr. Berman is also a director of Wilsons The Leather Experts Inc. Mr. Berman served as Chief Executive Officer of Rainforest Cafe, Inc. from February 1993 until December 2000.

      Steven Lipscomb, Founder of World Poker Tour, LLC, served as Chief Executive Officer from our inception until February 25, 2004, when he became our President. Mr. Lipscomb has also served as a director since our inception and is the creator and Executive Producer of the World Poker Tour television series. Prior to forming World Poker Tour, LLC, Mr. Lipscomb produced and directed “On the Inside of The World Series of Poker” for the Discovery Channel in 1999. He also filmed the “2001 Tournament of Champions of Poker” before going on to create and executive produce “Cruisin’ to a Million” for the Travel Channel, a television program showcasing a million-dollar poker tournament on a cruise ship in the Mexican Riviera.

      Timothy J. Cope has been a director on the Board of World Poker Tour, LLC since its inception in February of 2002 and Interim Chief Financial Officer since March 2004. Mr. Cope also serves as President, Chief Financial Officer, Secretary and a director of Lakes Entertainment, Inc, a publicly-held company that primarily manages tribal casinos. Mr. Cope served as Chief Financial Officer of Grand Casinos, Inc. from January 20, 1994 through December of 1998, and served as Executive Vice President of Grand Casinos, Inc. from April of 1997 through December of 1998. Mr. Cope also served as a director of Grand Casinos, Inc. from February 1998 through December 1998.

      Audrey Kania has been a Senior Vice President of World Poker Tour since its inception in February of 2002 and currently serves as Executive Vice President. Her responsibilities include marketing, branding, public relations, licensing, new business development, operations and finance. Prior to joining us, Ms. Kania served for 5 years as a business development strategist at the Walt Disney Company. Prior to Disney, Ms. Kania analyzed and launched new business ventures for companies, including Apple Computer, FMC and Continental Can Company.

      Robyn Moder has been with the World Poker Tour, LLC since its inception in February 2002. Ms. Moder served as Supervising Producer of the World Poker Tour television series during its inaugural season and is currently the Senior Vice President, responsible for all areas of the show’s production and post production. Prior to joining us, Ms. Moder served as Production Manager at Paramount Studios for the “Rendez-View” syndicated series and performed in the same capacity on the CBS series “American Fighter Pilot.” Her background includes a stint at Fox Studios with Twentieth Television.

Compensation of Executive Officers

      The following table sets forth, for the last two fiscal years, the compensation earned for services rendered in all capacities by our chief executive officer and the other highest-paid executive officers serving as such at the end of 2003 whose compensation for that fiscal year was in excess of $100,000. The individuals named in the table will be hereinafter referred to as the “Named Officers.”

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards

						Securities
				Other Annual	Restricted Stock	Underlying
Name and Principal Position	Year	Salary($)	Bonus($)	Compensation($)	Award(s)($)	Options(#)

Lyle Berman(1)	2003	-0-	-0-	-0-	-0-	-0-
Chief Executive Officer
Steven Lipscomb	2003	200,000	50,000	-0-	-0-	-0-
Founder and President	2002	166,667	-0-	-0-	19,200 (2)	-0-
Audrey Kania	2003	180,000	-0-	-0-	-0-	-0-
Executive Vice President	2002	152,308	-0-	-0-	-0-	400,000 (3)
Robyn Moder	2003	136,539	-0-	-0-	-0-	-0-
Senior Vice President	2002	76,154	-0-	-0-	-0-	400,000 (3)

[Additional columns below]

[Continued from above table, first column(s) repeated]

All Other
Name and Principal Position	Compensation($)

Lyle Berman(1)	-0-
Chief Executive Officer
Steven Lipscomb	12,338	(4)
Founder and President	5,703	(4)
Audrey Kania	-0-
Executive Vice President	-0-
Robyn Moder	-0-
Senior Vice President	-0-

(1)	Mr. Berman was appointed Chief Executive Officer on February 25, 2004.

(2)	Represents 15,000 limited liability company units, which will be converted into 2,400,000 shares of common stock upon conversion of World Poker Tour, LLC into a Delaware corporation; the per unit value of each limited liability company unit on the date of grant, as determined by the World Poker Tour, LLC Board of Governors, was $0.78 (representing a per share value of $0.0049). The market value of these shares is $ , based on the initial public offering price of $ per share.

(3)	Assumes conversion of options to purchase 2,500 limited liability company units into stock options upon conversion of World Poker Tour, LLC into a Delaware corporation.

(4)	Includes insurance premium amounts reimbursed to or contributed on behalf of such individual.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table provides information with respect to the executive officers named below concerning the exercisability of options during the 2003 fiscal year and unexercisable options held as of the end of the 2003 fiscal year. The table also reports values for “in-the-money” options that represent the positive spread between the exercise prices of outstanding options and the initial public offering price of $           per share. No stock appreciation rights have been granted.

			Number of Securities Underlying		Value of Unexercised
			Unexercised Options/SARs		In-the-Money Options/SARs
	Shares		at FY-End(#)		at FY-End($)
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Lyle Berman	-0-	-0-	-0-	-0-	-0-	-0-
Steven Lipscomb	-0-	-0-	-0-	-0-	-0-	-0-
Audrey Kania	-0-	-0-	100,000	300,000		-0-
Robyn Moder	-0-	-0-	100,000	300,000		-0-

WPT Enterprises, Inc. 2004 Stock Incentive Plan

      In connection with this offering, we expect to adopt our 2004 Stock Incentive Plan (the “2004 Plan”) for grants to be made to participants in anticipation of, and following, this offering. The 2004 Plan will authorize the granting of stock based awards to purchase up to 3,120,000 shares of our common stock, including outstanding options to purchase 1,120,000 shares. Under the 2004 Plan, our board of directors or a committee of two or more non-employee directors designated by our board will administer the 2004 Plan and will have the power to make awards, to determine when and to whom awards will be granted, the form of each award, the amount of each award, and any other terms or conditions of each award consistent with the terms of the 2004 Plan. Awards may be made to our employees, directors and consultants. The types of awards that may be granted under the 2004 Plan will include incentive and non-qualified stock options, restricted and unrestricted stock, stock appreciation rights, performance units and other stock-based awards. Each award agreement will specify the number and type of award, together with any other terms and conditions as determined by the board of directors or committee in their sole discretion.

Compensation of Directors

      Currently, our directors receive no compensation for serving as members on our Board of Directors. Prior to the effective date of the registration statement of which this prospectus is a part, we will elect additional members to serve on our Board as outside independent directors. Some or all of these outside directors may be compensated for their services in an amount to be determined by the current Board of Directors.

Employment Agreements

      On March 4, 2002, we entered into a written employment agreement with Steven Lipscomb pursuant to which he served as our Chief Executive Officer and received an annualized base salary of $200,000. Under the agreement, as amended, Mr. Lipscomb was entitled to receive an annual bonus of up to $50,000 based on the amount of revenue generated by our television series and was eligible to receive an additional bonus of up to 10% of our net profits for a given year. In addition, Mr. Lipscomb’s agreement required that we reimburse him for the cost of his health insurance premiums. In connection with the entering into the agreement, we issued 15,000 limited liability company membership units to Mr. Lipscomb that are subject to forfeiture restrictions which lapse in equal installments over four years. Upon our conversion into a corporation, these limited liability company membership units will be automatically converted into 2,400,000 shares of our common stock. The forfeiture restrictions will have lapsed on 1,200,000 shares as of the conversion date and the restrictions on 600,000 shares will lapse on each of February 25, 2005 and February 25, 2006.

      On February 25, 2004, Mr. Lipscomb’s agreement expired according to its terms. Following expiration of this agreement, Mr. Lipscomb served as our President pursuant to an unwritten arrangement. On April 14, 2004, we entered into a letter agreement outlining the terms of a three year employment agreement for Mr. Lipscomb that we will enter into prior to the effective date of this offering. Under this letter agreement, we have agreed to pay Mr. Lipscomb an annualized base salary of $500,000 commencing as of December 29, 2003 (which includes back pay for his salary shortfall from January through March 2004) and he will be eligible for an annual bonus of up to 10% of our net profits and an additional bonus equal to a percentage of our annual net profits above certain levels. We will also grant Mr. Lipscomb options to purchase 600,000 shares of our common stock at the initial public offering price, which options will vest in equal installments over three years.

Interlocks and Insider Participation

      Prior to this offering, our Compensation Committee consisted of Lyle Berman, who also serves as Chairman of our board and is our Chief Executive Officer, and Steven Lipscomb, who also serves as our President. Mr. Berman also serves as the Chairman of the Board and Chief Executive Officer of Lakes Entertainment, Inc., an entity that owns, through a wholly-owned subsidiary, a majority of our common stock.

      Prior to the closing of this offering, we plan to appoint a new Compensation Committee that will comply with the requirements of the Nasdaq National Market.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      To our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, except as indicated by footnote and subject to community property laws where applicable. Percentage ownership before this offering is based on 14,880,000 shares of common stock outstanding as of March 22, 2004, subject to the assumptions set forth below. Percentage ownership after this offering is based on 18,880,000 shares of common stock outstanding immediately after the closing of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of March 22, 2004, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the address of each of the following persons is 1041 North Formosa Avenue, Formosa Building, Suite 99, West Hollywood, California, 90046.

			Percentage of Shares
	Share Beneficially		Outstanding Beneficially Owned
	Owned Prior to
Name of Beneficial Owner	the Offering		Prior to Offering	After Offering

Lakes Entertainment, Inc.(1)	12,480,000		83.9%	66.1%
Lyle Berman	12,480,000	(2)	83.9	66.1
Steven Lipscomb	2,400,000	(3)	16.1	12.7
Timothy J. Cope	12,480,000	(4)	83.9	66.1
Audrey Kania(5)	200,000		1.3	1.1
Robyn Moder(5)	200,000		1.3	1.1
All directors and executive officers as a group (6 people)	15,280,000		100.0	79.2

(1)	Lakes Entertainment, Inc. holds all shares through its wholly-owned subsidiary, Lakes Poker Tour, LLC. The address for Lakes Poker Tour, LLC and Lakes Entertainment, Inc. is 130 Cheshire Lane, Minnetonka, MN 55305.

(2)	Consists of the shares beneficially owned by Lakes Entertainment, Inc., a corporation for which Mr. Berman serves as Chairman of the Board and Chief Executive Officer. Mr. Berman disclaims all beneficial ownership of these shares. Mr. Berman’s address is 130 Cheshire Lane, Minnetonka, MN 55305.

(3)	Includes 1,200,000 shares subject to restrictions that will lapse with respect to 600,000 shares on each of February 25, 2005 and February 25, 2006.

(4)	Consists of the shares beneficially owned by Lakes Entertainment, Inc., a corporation for which Mr. Cope serves as President and Chief Financial Officer. Mr. Cope disclaims all beneficial ownership of these shares. Mr. Cope’s address is 130 Cheshire Lane, Minnetonka, MN 55305.

(5)	Includes 200,000 shares that such person has the right to acquire pursuant to options exercisable in the next 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Lakes Entertainment, Inc.

      We were formed as a joint venture between Lakes Entertainment, Inc. and Steven Lipscomb, approximately 84% of which was held by a wholly-owned subsidiary of Lakes, Lakes Poker Tour, LLC and approximately 16% of which was held by Steven Lipscomb. We initially organized as a Delaware limited liability company under the name “World Poker Tour, LLC” on March 1, 2002. Prior to the effective date of this offering, we will convert into a Delaware corporation named WPT Enterprises, Inc.

      As of March 4, 2002, we entered into a Loan Agreement (the “Loan Agreement”) with Lakes Poker Tour, LLC, the wholly-owned subsidiary of Lakes Entertainment, Inc. that holds a majority of our common stock. Pursuant to the Loan Agreement, we were allowed to borrow up to $4,000,000 pursuant to a promissory note. The note accrues interest at an annual rate of 6.2%. The note matures and is payable in full on March 4, 2005; provided, however, that Lakes Poker Tour has the ability to terminate the agreement at its discretion. In the event Lakes Poker Tour terminates the agreement, all amounts advanced and accrued are due one year subsequent to the termination. The Loan Agreement contains typical loan terms regarding the provision of financial information to Lakes Poker Tour on a scheduled basis, approval by Lakes Poker Tour of business activities out of our ordinary course of business and our agreement not to make material changes in our business or to operate out of our ordinary course of business. We granted a security interest to Lakes Poker Tour, LLC in all of our assets as security for the loan. As of April 4, 2004, there was a remaining balance of $626,841 in principal and interest under the note. We will use part of the proceeds of the offering to pay the remaining sums due on the note, if any. See “Use of Proceeds.”

Transactions with Lakes Entertainment, Inc.

      We are in the process of negotiating a license agreement with Lakes Entertainment, Inc. pursuant to which Lakes Entertainment and Sklansky Games, LLC will jointly develop a casino table game utilizing our World Poker Tour brand name. In addition to Lakes Entertainment’s ownership, through Lakes Poker Tour, LLC, of a majority of our common stock, Lyle Berman, our Chairman of the Board and Chief Executive Officer, and Brad Berman, Lyle Berman’s son, each own an equity interest in Sklansky Games.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

      We intend to apply to list our common stock on the Nasdaq National Market under the symbol “WPTE.”

Record Holders

      As of April 4, 2004, there were two holders of record of membership interests of World Poker Tour, LLC, which will be converted into our common stock prior to the date of this offering.

Dividends

      We have not paid any dividends in the past and currently do not expect to pay cash dividends or make any other distributions in the future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Lakes Entertainment, Inc., the entity that owns a majority of our common stock through a wholly-owned subsidiary, is required to indemnify Grand Casinos, Inc., a subsidiary of Caesars Entertainment, Inc., for certain specified liabilities until December 28, 2004. During this time, Lakes Entertainment is contractually prohibited from declaring or paying dividends or other distributions on its equity interests or the equity interests of its subsidiaries, including us. Subject to the foregoing dividend restriction, the payment of cash dividends in the future, if any, will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

Securities Authorized for Issuance under Equity Compensation Plans

      As a Delaware limited liability company, we maintain the 2002 Unit Option Plan (the “LLC Plan”), which is approved to grant up to an aggregate of 7% of our current limited liability membership interests (calculated on a fully-diluted basis). The LLC Plan is designed to attract, retain and motivate our employees and consultants. We have issued options to purchase the entire 7% membership interest that is eligible for issuance under the LLC Plan to certain of our executive managers and key employees, all of which remained outstanding on April 4, 2004. We sought approval from our members in connection with our adoption of the LLC Plan.

      Upon our conversion into a Delaware corporation, we will adopt a 2004 Stock Incentive Plan (the “2004 Plan”), which will be approved to grant up to an aggregate of 3,120,000 shares of our common stock. See “Management-WPT Enterprises, Inc. 2004 Stock Incentive Plan.” Also in connection with our conversion into a Delaware corporation, we will convert all outstanding membership unit options into options to purchase an aggregate of 1,120,000 shares of our common stock at a nominal per share exercise price, all of which options will be treated as awards granted under the 2004 Plan.

      The following table sets forth certain information as of December 28, 2003 with respect to the 2004 Plan. The table assumes (1) our conversion into a Delaware corporation; (2) our adoption of the 2004 Plan; (3) conversion of all currently outstanding membership unit options into stock options as set forth above; and (4) receipt of approval from our stockholders for our adoption of the 2004 Plan, which will be granted on the date of our conversion into a corporation:

Number of
Securities Remaining
Available for
	Number of		Future Issuances
	Securities to be	Weighted-	Under Equity
	Issued Upon	Average Exercise	Compensation Plans
	Exercise of	Price of	(Excluding Securities
	Outstanding Options	Outstanding Options	Reflected in
Plan Category	(A)	(B)	Column(A))

Equity Compensation Plans Approved By Security Holders:
2004 Stock Incentive Plan	1,120,000	$0.0049	2,000,000
Equity Compensation Plans Not Approved By Security Holders:
None	—	—	—

TOTAL	1,120,000	$0.0049	2,000,000

DESCRIPTION OF CAPITAL STOCK

      The following is a description of our capital stock and the material provisions of our certificate of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering. The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation, bylaws and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”

General

      As of April 4, 2004, 14,880,000 shares of our common stock were issued and outstanding, and there were two holders of our common stock. Upon the closing of this offering, our authorized capital stock will consist of an aggregate of 100,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share, and we will have an aggregate of 18,880,000 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable. In addition, at such time, 1,120,000 shares of our common stock will be reserved for issuance upon exercise of outstanding options.

Common Stock

      Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.

      Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.

      Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

      Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

      Under our certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, to issue up to 20,000,000 shares of preferred stock in one or more series without further stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Limitations on Directors’ Liability

      Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

      In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

      To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Certificate of Incorporation and Bylaws

      Certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

      Our certificate of incorporation and bylaws contain provisions that permit us to issue, without any further vote or action by the stockholders, up to 20,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

      The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

      We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be                                         .

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the offering, our current stockholders will own 14,880,000 shares of our common stock which will represent approximately 79% of the total outstanding shares of our common stock (76% if the underwriters’ over-allotment option is exercised in full), and designated key employees, consultants and on-air talent will have the right to purchase 560,000 shares of our common stock (approximately 6% of the outstanding shares) through the exercise of immediately exercisable options. We, our directors, executive officers, certain other officers and stockholders have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act with respect to, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to, any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Feltl and Company. After the expiration of a 180-day “lock-up” period from the effective date, those stockholders and option holders will be entitled to dispose of their shares upon compliance with applicable securities laws. After this lock-up period, approximately 14,880,000 shares of our restricted shares will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.

      In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 188,800 shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      We cannot predict the effect, if any, that future sales of these shares or the availability of those shares for future sale will have on the market price of our common stock. Sales of substantial amounts of those shares or the perception that such sales could occur after the expiration of such 180-day period may adversely affect the prevailing market price of our common stock. These factors could also make it more difficult to raise funds through future offerings of common stock.

UNDERWRITING

      We have entered into an underwriting agreement with Feltl & Company with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, Feltl & Company has agreed to purchase from us 4,000,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriting agreement provides that the underwriter’s obligations to purchase our shares are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The underwriter is obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares.

Commissions and Expenses

      The underwriter proposes to offer the shares to the public at the public offering price set forth on the cover of this prospectus. The underwriter may offer the shares to securities dealers at the price to the public less a concession not in excess of $           per share. Securities dealers may reallow a concession not in excess of $           per share to other dealers. After the shares are released for sale to the public, the underwriter may vary the offering price and other selling terms from time to time. The underwriter will also receive a nonaccountable expense allowance equal to 1% of the public offering price set forth on the cover of this prospectus for the sale of all the shares sold (including shares sold pursuant to the overallotment to options, if any).

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares.

Payable by Us

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          .

Warrant

      The Company has agreed to sell to the underwriter, for nominal consideration, a warrant (the “Underwriter’s Warrant”) to purchase up to 400,000 shares of our common stock. The Underwriter’s Warrant is not exercisable during the first year after the date of this prospectus and thereafter is exercisable at a price per share equal to $          for a period of four years. The Underwriter’s Warrant contains customary antidilution provisions and certain demand and participatory registration rights. The Underwriter’s Warrant also includes a “cashless” exercise provision entitling the holder to convert the Underwriter’s Warrant into shares of our common stock.

Over-Allotment Option

      We have granted to the underwriter an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of shares offered hereby.

Lock-Up Agreement

      Except as noted below, our directors, executive officers and principal stockholder have agreed with the underwriter that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our shares of common stock or any securities convertible into or exchangeable for shares of common stock. The underwriter may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriter, other than with respect to our issuing shares pursuant to employee benefit plans, qualified option plans or other employee compensation plans already in existence, or pursuant to currently outstanding options, warrants or other rights to acquire shares of our common stock. There are no agreements between the underwriter and any of our directors, executive officers or principal stockholder releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Indemnification

      We have agreed to indemnify the underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriter may be required to make in respect of any such liabilities.

Offering Price Determination

      Prior to this offering, there has been no public market for our common stock. The initial public offering price has been, due to our lack of operating history, arbitrarily determined based on negotiations between the underwriter and us. The market price of our common stock after the offering will likely vary from the initial offering price.

Stabilization; Short Positions and Penalty Bids

      The underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriter under the over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriter must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

Discretionary Accounts

      The underwriter has advised us that it does not intend to confirm sales of the shares to discretionary accounts.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota. Neil I. Sell, a partner in Maslon Edelman Borman & Brand, LLP, is a member of the Board of Directors of Lakes Entertainment, Inc., the indirect parent corporation of the Company. Mr. Sell beneficially owns 972,299 shares of Lakes Entertainment, Inc. common stock, which includes an aggregate of 968,100 shares held by four irrevocable trusts for the benefit of Lyle Berman’s children with respect to which Mr. Sell has shared voting and dispositive powers as a co-trustee. Mr. Sell has disclaimed beneficial ownership of all shares held by these irrevocable trusts. Certain matters in connection with the offering will be passed upon for the underwriter by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota.

EXPERTS

      The financial statements related to World Poker Tour, LLC included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

      Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

WORLD POKER TOUR, LLC

Financial Statements for the Year Ended

December 28, 2003 and the Period from Inception
(March 1, 2002) to December 29, 2002 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Governors of World Poker Tour, LLC:

West Hollywood, California

      We have audited the accompanying balance sheets of World Poker Tour, LLC (the Company) as of December 29, 2002 and December 28, 2003, and the related statements of operations, changes in members’ deficit, and cash flows for the period from inception (March 1, 2002) to December 29, 2002 and the year ended December 28, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements present fairly, in all material respects, the financial position of World Poker Tour, LLC as of December 29, 2002 and December 28, 2003, and the results of its operations and its cash flows for the period from inception (March 1, 2002) to December 29, 2002 and the year ended December 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota

April 9, 2004

WORLD POKER TOUR, LLC

BALANCE SHEETS

			December 28, 2003

	December 29, 2002		Actual	Pro Forma

				(Unaudited)
ASSETS
CURRENT ASSETS:
Accounts receivable	$		$332,281
Inventory			9,607
Television costs			1,979,267
Other current assets		12,017	113,445

Total current assets		12,017	2,434,600
PROPERTY AND EQUIPMENT, net		150,945	111,681

Total assets		$162,962	$2,546,281

LIABILITIES AND MEMBERS’ DEFICIT
CURRENT LIABILITIES:
Outstanding checks in excess of bank balance		$7,291	$184,490
Accounts payable		45,005	73,748
Due to parent		96,000	240,000
Deferred revenue		159,990	505,000
Accrued payroll and related			39,675
Accrued expenses		65,911	243,442

Total current liabilities		374,197	1,286,355
NOTE PAYABLE TO PARENT (Note 4)		1,819,937	3,428,887

Total liabilities		2,194,134	4,715,242
COMMITMENTS AND CONTINGENCIES (Note 8)
MEMBERS’ DEFICIT:
Class A Units — par value of $1.28
Authorized 93,000 units; 93,000 issued and outstanding		119,200	119,200
Class B Units — par value of $1.28
Authorized 7,000 units; 0 issued and outstanding
Preferred Stock, $0.001 par value
Authorized 20,000,000 shares; 0 issued and outstanding on a pro forma basis
Common Stock, $0.001 par value
Authorized 100,000,000 shares; 14,880,000 issued and outstanding on a pro forma basis				14,880
Additional paid in capital		10,833	360,833	465,153
Accumulated deficit		(2,144,098)	(2,637,312)	(2,637,312)
Deferred compensation		(17,107)	(11,682)	(11,682)

Total members’ deficit		(2,031,172)	(2,168,961)	(2,168,961)

Total liabilities and members’ deficit		$162,962	$2,546,281

See notes to financial statements.

WORLD POKER TOUR, LLC

STATEMENTS OF OPERATIONS

Period from Inception (March 1, 2002)
to December 29, 2002 and Year Ended December 28, 2003

	Period from Inception
	(March 1, 2002)	Year Ended
	to December 29, 2002	December 28, 2003

REVENUES:
License fee	$	$3,883,638
Host fee		250,000
Merchandise		125,871

Total revenue		4,259,509
COST OF REVENUES (inclusive of unit-based compensation expense of $8,333 for the period ended December 29, 2002 and $144,120 for the year ended December 28, 2003)	1,004,139	2,686,672

GROSS MARGIN	(1,004,139)	1,572,837
EXPENSES:
Selling and administrative (inclusive of unit-based compensation expense of $4,593 for the period ended December 29, 2002 and $5,425 for the year ended December 28, 2003)	1,048,864	1,817,025
Depreciation	51,098	107,145

Total expenses	1,099,962	1,924,170

LOSS FROM OPERATIONS	(2,104,101)	(351,333)
OTHER EXPENSE:
Interest	39,997	141,881

NET LOSS	$(2,144,098)	$(493,214)

NET LOSS PER CLASS A UNIT — BASIC AND DILUTED	$(23.05)	$(5.30)

WEIGHTED AVERAGE CLASS A UNIT OUTSTANDING — BASIC AND DILUTED	93,000	93,000

PRO FORMA (UNAUDITED)
NET LOSS PER COMMON SHARE — BASIC AND DILUTED		$(0.03)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING — BASIC AND DILUTED		14,880,000

See notes to financial statements.

WORLD POKER TOUR, LLC

STATEMENTS OF MEMBERS’ DEFICIT

Period from Inception (March 1, 2002) to December 29, 2002 and Year Ended December 28, 2003

	Class A Units		Additional
			Paid-in	Accumulated	Deferred
	Shares	Amount	Capital	Deficit	Compensation	Total

BALANCES AT MARCH 1, 2002
Issuance of Class A units	93,000	$119,200			$(19,200)	$100,000
Issuance of Class B unit options to employees			$2,500		(2,500)
Vesting of Class B units to consultants			8,333			8,333
Reduction of deferred compensation					4,593	4,593
Net loss				$(2,144,098)		(2,144,098)

BALANCES AT DECEMBER 29, 2002	93,000	119,200	10,833	(2,144,098)	(17,107)	(2,031,172)
Reduction of deferred compensation					5,425	5,425
Vesting of Class B units to consultants			350,000			350,000
Net loss				(493,214)		(493,214)

BALANCES AT DECEMBER 28, 2003	93,000	$119,200	$360,833	$(2,637,312)	$(11,682)	$(2,168,961)

See notes to financial statements.

WORLD POKER TOUR, LLC

STATEMENTS OF CASH FLOWS

Period from Inception (March 1, 2002)
to December 29, 2002 and Year Ended December 28, 2003

	Period from Inception
	(March 1, 2002)	Year Ended
	to December 29, 2002	December 28, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,144,098)	$(493,214)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	51,098	107,145
Unit-based compensation expense	12,926	149,545
Changes in current assets and liabilities:
Accounts receivable		(332,281)
Inventory		(9,607)
Television costs		(1,773,387)
Other current assets	(12,017)	(101,428)
Accounts payable	45,005	28,743
Due from parent	96,000	144,000
Deferred revenue	159,990	345,010
Accrued expenses	65,911	217,206

Net cash used in operating activities	(1,725,185)	(1,718,268)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(202,043)	(67,881)

Net cash used in investing activities	(202,043)	(67,881)
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in cash provided by checks drawn in excess of bank balances	7,291	177,199
Member contribution	100,000
Proceeds from notes payable to parent	1,819,937	1,608,950

Net cash provided by financing activities	1,927,228	1,786,149

NET CHANGE IN CASH	—	—
CASH — Beginning of year	—	—

CASH — End of year	$—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Noncash operating activities:
Capitalized television costs related to unit options issued to consultants		$205,880

See notes to financial statements.

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 28, 2003 and
Period from Inception (March 1, 2002) to December 29, 2002

1.	Nature of Business and Summary of Significant Accounting Policies

      Organization — World Poker Tour, LLC (WPT or the Company) was formed on March 1, 2002 as a subsidiary of Lakes Entertainment, Inc. (Lakes or Parent). WPT has established a global series of poker tournaments at locations in the United States and various other countries, to be filmed and broadcast on television.

      In March 2003, WPT entered into an agreement with the Travel Channel, L.L.C. (TRV), granting TRV the right to broadcast the first season of the World Poker Tour series which has now been completed. Under the agreement, TRV has the exclusive right, license, and privilege to exhibit, market, distribute, transmit, perform and otherwise exploit each of the first season’s thirteen two-hour programs produced by WPT for an unlimited number of times over a three year period within the United States. During July 2003, WPT reached an agreement with TRV for a second season with TRV being granted options for five additional seasons. Substantially all of WPT’s revenues are derived from license fees and related host fees and accordingly WPT is presented as a single segment.

      Financial Condition and Management’s Plans — For the year ended December 28, 2003, the Company incurred a net loss of $493,214 and used cash in operating activities of $1,718,268. At December 28, 2003 the Company had an accumulated deficit of $2,637,312 and $571,113 of available borrowings under its working capital loan (see Note 4). Subsequent to December 28, 2003, the Company has reduced the outstanding balance of the working capital loan from license fees under the contract with the Travel Channel, and at April 4, 2004 approximately $3.4 million was available under the funding arrangement with Lakes. The generation of cash flow sufficient to meet the Company’s cash needs is dependent not only on the continuance of the World Poker Tour television series, but also on the Company’s ability to expand revenue channels, control production costs, and manage expansion initiatives.

      Management believes that the funding available under the working capital loan from Lakes and the increase of expected cash flows from projected operations will provide the Company with sufficient resources to meet its near-term cash requirements, and based on the projected operations of the Company, management believes the Company will be able to generate a positive cash flow by the end of 2004. Management believes that revenues yet to be received from signed contracts, contracts in the process of being signed and other anticipated revenue sources combined with available borrowings under its working capital loan will be sufficient to fund production and other costs. Management believes operating cash flows will increase as a result of revenues generated by expanding the number of episodes in the World Poker Tour television series, World Poker Tour merchandise licensing royalties, international distribution of the World Poker Tour television series, distribution of DVDs and videos, and corporate sponsorships. In the event revenues do not materialize as anticipated, management has the ability to curtail discretionary expenses in amounts sufficient to meet the Company’s cash needs throughout 2004; however, if the Company is not able to generate sufficient cash flows, the ongoing operations of the Company may be negatively impacted. The Company’s financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Basis of Presentation — These financial statements have been prepared according to accounting principles generally accepted in the United States of America.

      Year End — The Company has a 52- or 53-week accounting period ending on the Sunday closest to December 31 of each year. The Company’s fiscal years for the periods shown on the accompanying statements of operations ended on December 28, 2003 (2003) and December 29, 2002 (2002).

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue Recognition — License fee revenue from the World Poker Tour series is recognized upon receipt and acceptance of completed episodes by TRV in accordance with the terms of the contract. Host revenues paid by host casinos are recognized as episodes are aired. Merchandise revenue is recognized upon delivery. Fees paid to merchandise resellers are reflected as a reduction of revenues.

      Cash and Cash Equivalents — Cash and cash equivalents consist of cash on hand and in banks, interest-bearing deposits, money market funds and other instruments with original maturities of three months or less. Checks issued but not presented for payment to the bank are reflected as outstanding checks in excess of bank balance in the accompanying financial statements.

      Inventory — Inventory consists of merchandise to be sold either on a direct sales basis or through wholesale distributors and retailers. Substantially all of the inventory is comprised of finished goods. Inventory is stated at the lower of cost or market and determined on a specific identification basis.

      Television Costs — Television costs include capitalizable direct costs, production overhead and development costs and are stated at the lower of cost or net realizable value based on anticipated revenue. The Company has not currently anticipated any revenues in excess of those subject to existing contractual relationships. Marketing, distribution, and general and administrative costs are expensed as incurred. Capitalized television production costs for each episode are expensed as revenues are recognized upon delivery and acceptance of the completed episode.

      Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and improvements are capitalized. Costs of repairs and maintenance are expensed when incurred. Depreciation and amortization of property and equipment is computed using the straight-line method over the following estimated useful lives:

Furniture and equipment	2-3 years
Software	3 years

      Property and Equipment consist of the following (in thousands):

	2002	2003

Furniture and equipment	$185,845	$240,634
Software	16,198	29,290

	202,043	269,924
Less: Accumulated depreciation	(51,098)	(158,243)

Property and equipment, net	$150,945	$111,681

      The Company periodically evaluates whether events and circumstances have occurred that may affect the recoverability of the net book value of its long-lived assets. If such events or circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the expected future undiscounted cash flows does not exceed the carrying value of the asset, the Company will recognize an impairment loss and write the asset down to its fair value.

      Deferred Revenue — Deferred revenue represents deposits paid by casinos in order to secure a poker tournament date with the World Poker Tour as a host site. Revenue from these venues is recognized as

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

host revenues after a signed contract for a poker tournament has been obtained and the World Poker Tour produced at the specific venue has aired.

      Income Taxes — The Company is not a tax-paying entity for federal and state income tax purposes. The member’s allocable share of the Company’s taxable income (loss) is taxed on the member’s income tax returns. Therefore, no provision or liability for federal or state income taxes had been included in the financial statements. Subsequent to the conversion of World Poker Tour, LLC, the Company will become a tax paying entity. Deferred tax assets and liabilities will recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities will be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset valuation allowance will be recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized. No deferred tax assets or liabilities have been reflected in the pro forma balance sheet because there are not expected to be any significant differences between the financial statement carrying amounts and the tax bases of any assets or liabilities.

      Unit-based Compensation — The Company has unit-based employee and consultant compensation, which is described more fully in Note 5. The Company accounts for unit-based employee compensation under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Compensation expense for unit option grants issued to employees is recorded to the extent the fair market value of the units on the date of grant exceeds the option price. Compensation expense for restricted unit grants is measured based on the fair market value of the units on the date of grant. The compensation expense is amortized ratably over the vesting period of the awards.

      The Company accounts for unit-based consultant compensation according to the recognition and measurement principles of EITF 96-18 Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Compensation expense for unit option grants issued to consultants is recorded at the fair market value of the options at the measurement date, defined as the date the options vest and services have been provided.

      The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based compensation.

	2002	2003

Net loss as reported	$(2,144,098)	$(493,214)
Add: Unit-based compensation expense included in reported net income	12,926	149,545
Deduct: Total unit-based compensation expense determined under the fair value method	(12,944)	(149,739)
Net loss pro forma under SFAS No. 123	(2,144,116)	(493,408)
Basic and diluted loss per unit — as reported	(23.05)	(5.30)
Basic and diluted loss per unit — pro forma	(23.06)	(5.31)

      Derivative Instruments — All derivatives, including those embedded in other contracts, are recognized as either assets or liabilities and measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. Management has reviewed the requirements of SFAS No. 133 and has determined the Company does not have any freestanding or embedded derivatives. All contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company’s policy is to not use freestanding

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

derivatives and to not enter into contracts with terms that cannot be designated as normal purchases or sales.

      Recent Accounting Pronouncements — In January 2003, the FASB issued Interpretation No. 46 (Revised December 2003) (FIN 46(R)), “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities. FIN 46(R) deferred the effective date until the first interim or annual reporting period ending after March 15, 2004. The initial determination of whether an entity is a variable interest entity shall be made as of the date at which an enterprise becomes involved with the entity and re-evaluated as of the date of triggering events, as defined. The Company has determined that it has no investments or other interests in entities that may be deemed variable interest entities under the provisions of FIN 46(R).

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150). SFAS No. 150 established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 had no impact on the Company’s financial position or results of operations.

2.	Television Costs

      Capitalized television costs at December 28, 2003 consist of the following:

2003

Television costs:
In-production	$1,837,990
Development and pre-production	141,277

Total television costs	$1,979,267

      Based upon management’s estimates as of December 28, 2003 approximately 100% of capitalized television costs are expected to be recognized during fiscal 2004. No television costs were capitalized as of December 29, 2002 as the Company did not have a contract for the sale of episodes at that time.

3.	Related Party Transactions

      Lakes provides certain administrative services to the Company, including accounting support, marketing and retail services. Costs of these services totaled $144,000 in 2003 and $96,000 in 2002 and are included as selling, general and administrative expenses and due to parent in the accompanying financial statements. Operations of the Company may not be indicative of those that would have occurred if it had operated as an independent company.

4.     Note Payable to Parent

      Note payable to Parent of $3,428,887 at December 28, 2003 and $1,819,937 at December 29, 2002 represents a working capital loan from Lakes based on an agreement dated on March 4, 2002. The loan agreement provides for funding of up to $4 million, which accrues interest quarterly at a rate of 6.20% and is due on March 4, 2005. Lakes has the ability to terminate the agreement at its discretion. In the event Lakes terminates the agreement, all amounts advanced and accrued are due one year subsequent to the termination. All assets of the Company are pledged as collateral for this note.

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

5.     Unit-Based Compensation

Unit Options

      The Company has a 2002 Unit Option Plan (the “2002 Plan”) which is approved to issue up to an aggregate of 7,000 Class B non-voting units in connection with unit option grants to employees and consultants. The options become exercisable in quarterly installments on each of the first four anniversaries of the date of the grant and expire six years after being exercisable. The employee must be employed by the Company on the anniversary date in order to vest in any shares that year. If the employee is terminated (voluntarily or involuntarily) prior to vesting of any unit option, any options remaining to vest as of the date of termination will be forfeited.

      The Company granted 5,000 unit options to employees and 2,000 unit options to consultants on March 1, 2002 at an exercise price of $0.78. The number of options exercisable was 1,750 as of December 28, 2003 and 0 as of December 29, 2002. No unit options were canceled or exercised during 2003 or 2002.

      For unit options issued to employees, deferred stock compensation for the unit options is measured at the units’ fair value in excess of the exercise price on the date of grant and is being amortized over the vesting period of four years. In connection with these grants, the Company recorded deferred compensation of $2,500, as options granted under that plan had an exercise price less than the fair value of the underlying unit on the date of grant. Deferred unit-based employee compensation cost of $625 in 2003 and $529 in 2002 is included in selling and administrative expenses in the statement of operations.

      The fair value of each unit award under the option plan is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used to estimate the fair value of the unit options granted during 2002 under the SFAS No. 123 method of accounting for the purpose of the pro forma expense disclosure in Note 1:

2002

Risk-free interest rate	4.49%
Expected life	5 years
Expected dividend yield	—
Weighted average fair value	$0.63

      For unit options issued to consultants, compensation expense is measured at the option’s fair value. Fair value is measured when the unit options vest in quarterly installments on each of the first four anniversaries of the date of the grant. Compensation expense is estimated in periods prior to vesting based on the then current fair value. Changes in the estimated fair value of unvested options are recorded in the periods the change occurs. Compensation expense for options issued to consultants was $144,120 in 2003 and $8,333 in 2002 and is included in cost of revenues in the statements of operations and $205,880 in 2003 is included in television costs in the balance sheets.

      There were no options granted in 2003.

      Information regarding the effect on net loss and net loss per unit had the fair value expense recognition provisions of SFAS 123 been applied is included in Note 1.

     Restricted Units Issued

      On March 4, 2002, the Company granted 15,000 Class A voting units to its president under a management agreement. The units vest in four equal installments annually beginning February 25, 2003. If there is a change of control all non-vested units vest immediately. In connection with this grant, the

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

Company recorded deferred compensation of $19,200. The Company recognized compensation expense of $4,800 in 2003 and $4,064 in 2002 for units earned based upon services provided under the management agreement.

6.     Employee Retirement Plan

      The Company has a section 401(k) employee savings plan for all full-time employees sponsored by Lakes. The savings plan allows participants to defer, on a pre-tax basis, a portion of their salary and accumulate tax-deferred earnings as a retirement fund. Eligibility is based on years of service and minimum age requirements. Contributions are invested, at the direction of the employee, in one or more available funds. The Company matches employee contributions up to a maximum of 4% of participating employees’ gross wages. The Company contributed $33,444 during 2003. No WPT employees were eligible for 401(k) contributions in 2002. Contributions are vested over a period of five years.

7.     Concentrations

      Approximately 90% of the Company’s revenues were derived from license fees from TRV.

      The Company has signed an agreement with TRV for telecast of the World Poker Tour series on cable television. TRV also has options for five additional seasons.

8.     Commitments and Contingencies

      The Company is involved in various other inquiries, administrative proceedings, and litigation relating to matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, management currently believes that the final outcome of these matters is not likely to have a material adverse effect upon the Company’s consolidated financial position or results of operations.

      On March 28, 2003, the Company entered into a Settlement Agreement and Release with HSOR, LLC. Pursuant to the terms of this agreement, the Company pays HSOR a fee for each time a television program is produced by the Company using cameras to show playing cards and is broadcast or telecast on television in the United States. The term of this agreement extends for the life of the HSOR patent, which expires in September 2015.

9.     Subsequent Event

      On April 14, 2004, the Company entered into a letter agreement outlining the terms of a three year employment agreement for Mr. Lipscomb that the Company will enter into prior to the effective date of this offering. Under this letter agreement, the Company has agreed to pay Mr. Lipscomb an annualized base salary of $500,000 commencing as of December 29, 2003 (which includes back pay for Mr. Lipscomb’s salary shortfall from January through March 2004) and Mr. Lipscomb will be eligible for an annual bonus of up to 10% of the Company’s net profits and an additional bonus equal to a percentage of the Company’s annual net profits above certain levels. The Company will also grant Mr. Lipscomb options to purchase 600,000 shares of the Company’s common stock at the initial public offering price, which options will vest in equal installments over three years.

10.     Pro Forma Information (unaudited)

      In February 2004 Lakes announced its intention to convert the Company into a Delaware corporation. As part of the conversion each unit will be converted into 160 common shares. Restricted units and unit options will be converted using the same ratio. Assuming conversion, there will be 14,880,000 shares outstanding including 2,400,000 shares, which vest in four equal installments annually beginning February 25, 2003 and are subject to restriction under a management agreement.

WORLD POKER TOUR, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      In connection with this conversion, the Company expects to adopt the 2004 Stock Incentive Plan (the “2004 Plan”). The 2004 Plan will authorize the granting of stock based awards to purchase up to 3,120,000 shares of common stock, including options to purchase 1,120,000 shares issued to employees and consultants, which are outstanding under the 2002 Plan at an exercise price of $0.0049 per share. Assuming conversion, 280,000 options were exercisable at December 28, 2003.

      The unaudited pro forma information included in the balance sheet reflects the changes to members equity had the conversion occurred on December 28, 2003. The conversion is not expected to have any impact on assets or liabilities. The unaudited pro forma information included in the statement of operations reflects the earnings per share and weighted average shares outstanding had the conversion occurred on December 30, 2002. The conversion would have had no impact on net loss.

      Immediately following the conversion the Company intends to offer approximately 4,000,000 shares for sale in an initial public offering.

THE NAME OF THE GAME IS

NO LIMIT TEXAS HOLD ‘EM

      The poker game played in all World Poker Tour tournament events is No Limit Texas Hold ‘Em, which is often referred to within poker circles as the “Cadillac of poker.” A quick primer on how the game is played:

•	Each final table sits six players. In all casino-based tournaments, there is a dealer hired by the casino that deals all of the hands, but the hypothetical “dealer” (i.e. where the deal begins) is indicated on the poker table by a white disc that looks like a hockey puck, known as the “button.” The button is passed clockwise one player after each hand is played.

•	The two players to the left of the button have forced bets known as “blinds” because the players must put their money in the pot before they see their cards. The player immediately to the left of the dealer posts the “small” blind, which is half the amount the player after him must post in the “big” blind. The blinds encourage players to compete for the money in every pot.

•	Each player is then dealt two cards face down. Each player combines his/her hole cards with the five community cards that will eventually be on the table to make their best five card poker hand. The aim is either to make all players fold by betting or to end the four rounds of betting with the most powerful poker hand. Traditional poker rules apply here, meaning the ranking of hands (worst to best) is (1) high card (if no-one has a pair or better), (2) one pair, (3) two pairs, (4) three of a kind (known as “trips” or a “set”), (5) straight (five sequential cards, e.g. 5,6,7,8,9), (6) flush (five cards of the same suit), (7) full house (three of a kind and a pair), (8) straight flush and (9) royal flush (a straight flush from 10 to Ace).

•	The betting begins after the first two cards are dealt, with the first player after the large blind required to act first in the first round of betting — for the rest of the hand, the small blind acts first. The beauty of No Limit Texas Hold ‘Em is that players may bet any amount of chips they have at any time — even all of them (this is known as going “all in”). If a player cannot match an amount bet by another player, the player with fewer chips can only win the number of chips in front of him from another player and the player with more chips can only loose as many chips as the player with fewer chips. Other players may play for the entire pot if they can cover the entire bet made by the initial bettor.

•	After the first two cards are dealt and the first round of betting is concluded, the dealer lays out three community cards that can be used by all of the players (these three cards are known as the “flop”). There is another round of betting.

•	After the flop, a fourth card is dealt, which is also a community card, and another round of betting ensues. This card is called the “turn”.

•	After the turn, a fifth and final card is dealt, which is also a community card, called the “river.” After the final round of betting, the hands are exposed and the winning player receives the pot.

WORLD POKER TOUR

RANKING THE HANDS

1. **Royal Straight Flush:** A royal flush is a straight flush that has a high card value of Ace (Ex: A, K, Q, J, 10)

2. **Straight Flush:** A five card sequence in the same suit. (Ex: 8, 7, 6, 5, 4).

3. **Four of a kind:** four cards of the same value (Ex: Q, Q, Q, Q).

4. **Full house:** Three of a kind combined with a pair (Ex: 3, 3, 3, K, K). Ties on a full house are broken by the three of a kind, since it is impossible to have two equal sets of three of a kind in a single deck.

5. **Flush:** Any five cards of the same suit, but not in sequence. If two people both have a flush in the same suit, the person with the highest card is the winner.

6. **Straight:** Five cards in sequence, but not in the same suit. There is no wrap around - ie: K, A, 2, 3, 4 is not valid. The straight that has the highest card wins.

7. **Three of a Kind:** Three cards with the same value (Ex: 8, 8, 8). The three of a kind of the highest value wins.

8. **Two Pair:** Two pairs (Ex: 7, 7, Q, Q). The pair of the higher value is used to determine the winner of a tie.

9. **Pair:** Two cards of the same value (Ex: J, J).

10. **High Card:** If the hand has no other combination, its worth is determined by the highest card. If two players have the same high card, the tie is broken by the second highest card.

WPT
Poker Walk of Fame

WPT Licensing

Prospectus

                     , 2004

Dealer Prospectus Delivery Obligation

        Until                     , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distributions

      The Registrant estimates that expenses payable by the Registrant is connection with the offering described in this Registration Statement will be as follows:

SEC registration fee		$4,079.74
NASD filing fee		3,720.00
Nasdaq listing application fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total	$	*

*	To be supplied by amendment.

Item 14.	Indemnification of Directors and Officers.

      Section 145 of the General Corporation Law of the State of Delaware provides as follows:

      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Our certificate of incorporation provides that we will indemnify any person, including persons who are not our directors and officers, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

      In addition, pursuant to our Bylaws, we will indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation or not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

      The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

      We maintain directors and officers liability insurance for the benefit of our directors and certain of our officers.

      Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the U.S. Securities Act of 1933.

Item 15.	Recent Sales of Unregistered Securities.

      Since our inception on March 1, 2002, we have issued unregistered securities to a limited number of persons as described below:

      On March 4, 2002, we sold 78,000 unregistered limited liability units to World Poker Tour, LLC for an aggregate purchase price of $100,000. Also on March 4, 2002, we issued 15,000 unregistered limited liability units to Steven Lipscomb in exchange for the services provided by Mr. Lipscomb pursuant to the Management and Contribution Agreement dated March 4, 2002 and filed as an exhibit to this registration statement. The sales of the limited liability units identified above were made pursuant to privately negotiated transactions that did not involve a public offering of securities and, accordingly, we believes that these transactions were exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

      We will be converted into a Delaware corporation in accordance with Delaware law prior to the effective date of this registration statement. At the time of the conversion, each of our outstanding limited liability units will be automatically converted into 160 shares of our common stock, $.001 par value per share. Based on our current capitalization, the limited liability units currently held by World Poker Tour, LLC and Steven Lipscomb will be converted into 12,480,000 and 2,400,000 shares of our common stock, respectively. Because the issuance of common stock upon conversion of our outstanding limited liability units will not involve a public offering of securities, we intend to rely on the exemption from registration pursuant Section 4(2) of the Securities Act of 1933, as amended, in connection with this issuance.

      As of May 23, 2002, we granted options to purchase an aggregate of 7,000 of our limited liability units to our employees and consultants under our 2002 Unit Option Plan, with each such option having an exercise price of $0.78 per unit. We have not issued any units pursuant to unit option exercises. We issued all limited liability unit options in reliance upon the exemption from registration pursuant to Rule 701 promulgated under the Section 3(b) of the Securities Act of 1933, as amended.

      At the time of our conversion into a Delaware corporation, each outstanding option to purchase our limited liability units will be automatically converted into options to purchase shares of our common stock based on a conversion ratio of 160 shares of common stock for each limited liability unit. Based on our current capitalization, the currently outstanding unit options will be converted into options to purchase an aggregate of 1,120,000 shares of our common stock. All such options will be issued pursuant to our 2004 Stock Incentive Plan and have an exercise price of $0.0049 per share. We issued all limited liability unit options in reliance upon the exemptions from registration pursuant to Rule 701 promulgated under the Section 3(b) of the Securities Act of 1933, as amended and pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules.

      The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*
3.1	Certificate of Formation of World Poker Tour, LLC.
3.2	Limited Liability Company Agreement dated as of March 4, 2002 by and among World Poker Tour, LLC, Lakes Poker Tour, LLC and Steven Lipscomb.
3.3	Form of Certificate of Conversion.*
3.4	Form of Certificate of Incorporation of WPT Enterprises, Inc.*
3.5	Form of Bylaws of WPT Enterprises, Inc.*
4.1	Form of Specimen Stock Certificate.*
5.1	Opinion of Maslon Edelman Borman & Brand, LLP regarding the legality of the shares.*
10.1	Master Agreement, dated as of January 22, 2003, by and between World Poker Tour, LLC and the Travel Channel, LLC. (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q of Lakes Entertainment, Inc. filed with the Commission on May 14, 2003)†
10.2	Master Agreement, dated as of August 22, 2003, by and between World Poker Tour, LLC and the Travel Channel, LLC.††
10.3	Letter dated April 12, 2004 from the Travel Channel, LLC to World Poker Tour, LLC.††
10.4	Amended and Restated Loan Agreement, dated as of March 4, 2002, by and between World Poker Tour, LLC and Lakes Poker Tour, LLC.
10.5	WPT Enterprises, Inc. 2004 Stock Incentive Plan.*
10.6	Management and Contribution Agreement, dated as of March 4, 2002, by and between Steven Lipscomb and World Poker Tour, LLC.
10.7	Amendment to Management and Contribution Agreement dated as of March 22, 2004 by and between Steven Lipscomb and World Poker Tour, LLC.
10.8	Letter Agreement dated as of April 14, 2004 by and between World Poker Tour, LLC and Steven Lipscomb.
10.9	World Poker Tour, LLC 2002 Unit Option Plan
23.1	Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5.1).*
23.2	Consent of Deloitte & Touche LLP.

*	To be provided by amendment.

†	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

††	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.

Item 17.	Undertakings.

      (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 15, 2004.

WORLD POKER TOUR, LLC

By:	/s/ LYLE BERMAN

Lyle Berman
Chairman of the Board and
Chief Executive Officer

POWER OF ATTORNEY

      Each person whose signature to this registration statement appears below hereby constitutes and appoints Lyle Berman and Timothy J. Cope as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments to this registration statement and any and all instruments or documents filed as part of or in connection with this registration statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed as of the 15th day of April, 2004, by the following persons in the capacities indicated.

Name	Title

/s/ LYLE BERMAN Lyle Berman	Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ STEVEN LIPSCOMB Steven Lipscomb	Director and President

/s/ TIMOTHY J. COPE Timothy J. Cope	Director, Interim Chief Financial Officer (Principal Financial and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*
3.1	Certificate of Formation of World Poker Tour, LLC.
3.2	Limited Liability Company Agreement dated as of March 4, 2002 by and among World Poker Tour, LLC, Lakes Poker Tour, LLC and Steven Lipscomb.
3.3	Form of Certificate of Conversion.*
3.4	Form of Certificate of Incorporation of WPT Enterprises, Inc.*
3.5	Form of Bylaws of WPT Enterprises, Inc.*
4.1	Form of Specimen Stock Certificate.*
5.1	Opinion of Maslon Edelman Borman & Brand, LLP regarding the legality of the shares.*
10.1	Master Agreement, dated as of January 22, 2003, by and between World Poker Tour, LLC and the Travel Channel, LLC. (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q of Lakes Entertainment, Inc. filed with the Commission on May 14, 2003)†
10.2	Master Agreement, dated as of August 22, 2003, by and between World Poker Tour, LLC and the Travel Channel, LLC.††
10.3	Letter dated as of April 12, 2004 from the Travel Channel, LLC to World Poker Tour, LLC.††
10.4	Amended and Restated Loan Agreement, dated as of March 4, 2002, by and between World Poker Tour, LLC and Lakes Poker Tour, LLC.
10.5	WPT Enterprises, Inc. 2004 Stock Incentive Plan.*
10.6	Management and Contribution Agreement, dated as of March 4, 2002, by and between Steven Lipscomb and World Poker Tour, LLC.
10.7	Amendment to Management and Contribution Agreement dated March 22, 2004 by and between Steven Lipscomb and World Poker Tour, LLC.
10.8	Letter Agreement dated as of April 14, 2004 by and between World Poker Tour, LLC and Steven Lipscomb.
10.9	World Poker Tour, LLC 2002 Unit Option Plan
23.1	Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5.1).*
23.2	Consent of Deloitte & Touche LLP.

*	To be provided by amendment.

†	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

††	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.